//2


06010448

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QinetiQ Group plc

*CURRENT ADDRESS 85 Buckingham Gate
London
SW1E 6PD
United Kingdom

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34944 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS

DAT : 1/24/06

QinetiQ



# WHAT QINETIQ CAN DO FOR YOU







QinetiQ: Annual Report and Accounts 2004

# QINETIQ AT A GLANCE

| DIVISION | CENTRES | MARKETS/CUSTOMERS | GEOGRAPHY |
|---|---|---|---|
| **Integrated Services (formerly Complex Managed Services)** | • Test and evaluation<br>• Public sector strategic partnering, infrastructure rationalisation and operation<br>• Integrated acquisition support<br>• Asset management (e.g. logistics, calibration, technology upgrade, obsolescence management and disposal) | UK MOD, Defence Procurement Agency, Defence Logistics Organisation and front-line, defence and aerospace companies. | 41 sites including:<br>Boscombe Down, Wiltshire<br>Hebrides, Scotland<br>Kyle of Lochalsh, Scotland<br>Shoeburyness, Essex<br>Eskmeals, Cumbria<br>Aberporth, Wales<br>West Freugh, Scotland<br>Farnborough, Hampshire |
| **Sensors & Electronics** | • Spectrum solutions<br>• Sensors, processing & integration<br>• Marine & acoustics<br>• Optronics | World-class reputation for developing and integrating sensors and electronics for applications in the defence, security, automotive and avionics markets. The Division has an outstanding track record in innovation, which drives customers' technology growth. | Malvern, Worcestershire<br>Winfrith, Dorset<br>Bincleaves, Dorset<br>Farnborough, Hampshire<br>Boscombe Down, Wiltshire |
| **Knowledge & Information Systems** | • Command & intelligence systems<br>• Information assurance<br>• Communications<br>• Technical consulting<br>• Human sciences<br>• Space | Defence, security and commerce depend increasingly on communicating and managing information, which are core strengths of KI Systems. The span of key technologies provides a strong position in these developing markets.<br><br>Principal client base includes the MOD, other government departments and major companies where managing complex information with assurance is paramount. The Division is a market leader in applying human sciences enabling people to work more powerfully with technology. | Malvern, Worcestershire<br>Farnborough, Hampshire<br>Portsdown West, Hampshire<br>Bristol<br>Sundridge, Kent |
| **Future Systems & Technology** | • Maritime<br>• Aerospace<br>• Vehicles, platforms & systems<br>• Weapons<br>• Energy<br>• Intelligence & control<br>• Materials<br>• Structures | Provision of research, advice and demonstrators to the MOD and defence industry on land, sea, air and weapons capabilities.<br><br>Exploitation of core capabilities to solve civil customers' problems, particularly in the energy, transport and public sector markets.<br><br>Key technical strengths include materials, structures, power, systems integration, modelling and control. | Farnborough, Hampshire<br>Fort Halstead, Kent<br>Portsdown Tech Park, Hampshire<br>Bedford, Bedfordshire<br>Haslar, Hampshire |
| **North America** | n/a | Key focus on homeland security and defence markets. Major customers include US Department of Defense, Department of Homeland Security and DARPA (Defense Advanced Research Projects Agency).<br><br>Extensive input into US defence programmes with customers, including Lockheed Martin and Boeing. | Crystal City, Washington DC, USA |

## What QinetiQ can do for you

QinetiQ delivers brilliant solutions to some of the most important problems faced by business, government and society today, and tomorrow.

In today's world the challenges faced by governments to defend their citizens from defence and security threats are increasingly urgent and unpredictable.

QinetiQ is the world's first top flight national defence laboratory to transition to the private sector and therefore is able to bring to legitimate defence customers an unparalleled resource of intellectual property to create, test and prove responses to pressing needs.

In solving defence and security problems we operate at the leading-edge of technology which enables us to give commercial customers access to solutions that are often beyond the state-of-the-art available in civil markets.

**CONTENTS**



**Dame Pauline Neville-Jones**
**Chairman**

2003/04 has been a good year for QinetiQ. Performance has been strong in our first full year since the Ministry of Defence (MOD) signed the Public Private Partnership with The Carlyle Group. The Carlyle Group and the MOD have backed the strategy of the Company and, with the rest of the Board, have worked closely with the Leadership Team to improve the operational efficiency of QinetiQ. We have hit our targets set for the year, strengthening our position with our main customer, the MOD, while expanding business in other markets. Building on our heritage from DERA, we have made visible progress in obtaining defence and security contracts in the United States. Our business in non-defence sectors has also developed, although we must focus effort and resources on understanding better these markets and customers. Some ambitious bids are in the pipeline and we hope to be able to announce substantial successes in the course of the coming year.

**On track for flotation**

I wrote last year that the MOD planned to sell its remaining stake in the Company within a framework of three to five years from the Public Private Partnership Transaction completed on 28 February 2003. This would probably be undertaken via an initial flotation of the Company. This remains the case and the Company is well on track to meet this timetable. Advisors have been appointed to help the Company make initial preparations for flotation. In the meantime, the corporate governance structures of the Company are being developed so that, when the time comes, it is fully ready to meet all the requirements of the Combined Code for quoted companies. For the present, given the provisions of our Articles of Association, we have on the Board two Non-executive Directors for each of our nominated shareholders, The Carlyle Group and the MOD. We are thus not compliant in respect of the right balance of Non-executive to Executive Directors. We are moving to rectify this by nominating additional independent Non-executive Directors to the Board. On 30 June we will also say goodbye, as a Director and Chairman of the Audit Committee, to Jonathan Symonds, Finance Director of AstraZeneca, whom I would like to thank most warmly for the contribution he has made to the work of the Board and the governance of the Company at this formative stage. His place will be taken by Nick Luff, Finance Director of P&O, whom I am pleased to welcome aboard.

**Operating in rich marketplaces**
QinetiQ is a premier defence and security technology company. This is an important marketplace in which to operate. Defence and security markets have strengthened in relation to civil markets, particularly in the United States, and it is clear that technological innovation will continue to be the greatest driver of economic growth in the world economy. Our vision is to be internationally recognised as the people who deliver value from science and technology. We can draw on a unique heritage of technologies and core strengths in solving military and security problems through the application of technology to find brilliant solutions to our customers' most pressing problems. But we also believe that there is a substantial market for the general commercial exploitation in numerous fields of our enormous storehouse of advanced technologies. We will devote an appropriate level of resources to ensuring that we can deliver growth opportunities in these commercial markets.

**A high quality workforce**
QinetiQ's success is built squarely on the high quality of our workforce, our greatest resource. Ours is a people business. We do not manufacture products; to generate growth in our business we rely on the extraordinary talent and exceptional qualifications of our highly trained employees. We aim to recruit, develop, retain and reward remarkable people and create for them a stimulating, invigorating and supportive environment. The Board is immensely grateful for the continued loyalty and application shown by all of our 9,000 employees in a year of change and challenge. It has been heartening to see how positively staff have embraced the initiatives taken by senior management to position QinetiQ for growth in the future. The Board is confident this commitment will be rewarded in our future performance and is pleased to be able to share an element of our profit this year with staff in a special profit related bonus.

Our store of technical know-how will enable us to generate high value intellectual property from our accumulated research. No other company has such breadth as ours. QinetiQ is an emerging brand with a distinguished heritage. We are committed to ethical behaviour and social responsibility in all our operations and to the highest standards of reporting and corporate governance.

**Confidence in our future**
The Board looks to the future with confidence. We have strong growth prospects in our main markets. We are confident of our ability to continue to supply the needs of the MOD. Our technology finds ready application in the expanding security market on both sides of the Atlantic. Our good reputation with US Government agencies and defence and government services contractors gives us a firm platform for future growth. We aim to expand organically in the American market but also to be selective in our acquisitions with the aim of generating a significant earnings stream in the future from that country.

Pauline Neville-Jones

Dame Pauline Neville-Jones
Chairman QinetiQ Group
8 June 2004



**Sir John Chisholm**
**Chief Executive Officer**

This year is the first year QinetiQ has been able to operate truly as a private company and the people of QinetiQ have responded with an excellent performance. On turnover, up 3% to £795.4m, we have increased operating profit* before exceptional items by 27.7% to £56.7m and generated cash before financing and acquisitions of £131.2m. This significant step up in performance demonstrates the importance of the strategy to take the erstwhile government laboratories into the private sector. Within the previous environment the organisation had great strengths but was constrained in its ability to deploy them. Following the investment by The Carlyle Group, QinetiQ has had the resources and the encouragement to realise our potential. And that is what we have begun to do.

QinetiQ's journey started after the end of the Cold War when the UK Government decided to put its defence laboratories on a commercial footing. Since then the unfolding of world events has shaped the organisation that we have become. Defence and security planners no longer have the certainties of long-term requirements. Instead they must respond to an even greater diversity of events and actors. Technology is amongst the few tools at their disposal which is configurable to the situation at hand and is an arena where planners have clear advantage.

Right across all Divisions in QinetiQ, we find ourselves responding to the new environment to bring our customers solutions tailored to their new needs. We have burgeoning opportunities in our core UK defence market in exploiting our new opportunity (now that we can act as a private company) to develop our business in the US, and in taking our defence generated technologies into the commercial sector.

**QinetiQ Divisions**
All four of our main operating Divisions have made good progress in the year, especially in terms of improved profitability.

Our *Integrated Services Division* (formerly Complex Managed Services Division) has been mainly engaged in mastering the Long-Term Partnering Agreement for test and evaluation services on MOD ranges that was awarded last year. This has been the principal source of its turnover which has grown 16.1% in a year to £264.0m while operating profits* have moved up 8.6% to £13.9m. The main driver of this additional activity has been the execution of the new contract which has encouraged our customers to make much better and more efficient use of the facilities we manage and the volume of activities on our ranges and facilities was 30% above the previous year. This Division is now engaged in competing for a number of similar contracts for the MOD and other customers and has thus far been short-listed in six. None of these will generate revenue in the coming year but our positioning in these competitions gives encouragement for the Division's growth prospects in future years.

The *Sensors & Electronics Division* had another strong year, increasing turnover by 3.3% to £146.7m and operating profit* by 182% to £17.5m. The Division's success has been assisted by a substantial increase in its royalty income, up 223% to £15.4m. Much of the customer commissioned work of this Division involves invention at the leading-edge of electronics. Our strategy for exploitation of this intellectual property is through licensing and royalties rather than investment in production facilities. The Division's four areas of concentration are as follows. The first is Optronics, where we have been developing a new family of security products based on passive millimetre wave imaging and where our world-leading thermal imaging technologies have been recognised in US research contract awards. Secondly, we concentrate on Spectrum Solutions where our business is also based on leading technologies as recognised in international competition and where the US Army's Prophet programme is based on QinetiQ technology subcontracted through General Dynamics. Marine and Acoustics is an area where Naval customers are suffering budget reductions while facing more challenging military scenarios and therefore a key element of our activity has been proving technologies which will provide significant cost savings as well as the potential for performance improvement. Finally, the Avionics and Electronics focus is on upgrading mature platforms with capable, new, yet inexpensive, equipment. The challenge for this Division is rapidly taking to the market its rich array of security products such as Cerberus, Tarsier™ and FUNTI. The delivery of six Borderwatch® systems this year for the UK Customs & Excise is an indication of the markets for which our technology is ideally suited.

**TURNOVER TRACK RECORD** (£m)

| Year | £m |
|---|---|
| 04 | 795.4 |
| 03 | 774.9 |
| 02 | 653.5 |

£20.5m INCREASE

**OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS, JOINT VENTURES AND ASSOCIATES** (£m)

| Year | £m |
|---|---|
| 04 | 56.7 |
| 03 | 44.4 |
| 02 | 42.7 |

£12.3m INCREASE

**CASH FLOW BEFORE FINANCING AND ACQUISITIONS** (£m)

| Year | £m |
|---|---|
| 04 | 131.2 |
| 03 | –42.4 |
| 02 | 35.8 |

£173.6m INCREASE

The *Knowledge & Information Systems Division* executed a significant recovery, with operating profit* increasing from £0.9m in FY03 to £6.1m, on turnover which increased 3.2% to £153.6m. Under a new Managing Director, Andrew Sleigh, the Division refocused on its strengths in Command, Control, Communication and Intelligence Systems for defence customers; in Information Security technology and services to major customers in the defence, security and financial communities; in advising customers on improving human performance; and in providing customers with the benefits of low-cost access to space and use of space-generated information. Across the Division a substantial part of its activities are engaged in satisfying the MOD's increasing requirements in Networked Enabled Capabilities (NEC) and we are co-partners with BAE SYSTEMS in the NITEworks programme for NEC experimentation. The contract the Division won with the First Group for providing wireless-enabled train data at Bristol Temple Meads Station is an example of the synergies we derive from serving both military and civilian markets from the same technology base and points to where many future opportunities will lie.

The *Future Systems & Technology Division* saw operating profits* decline by 9.0% to £19.2m on turnover which fell 3.6% to £211.8m. The Division contains many strong areas of business such as Maritime, where we are executing a technology demonstrator contract to supply an advanced technology mast for HMS Ark Royal; Aerospace, where we are supplying the autoland technology for the Short Take-Off and Vertical Landing (STOVL) version of the multinational Joint Strike Fighter (JSF) project; Vehicles, platforms & systems, where we have designed and built a 'plug and play' platform architecture for robotic vehicles for the urban security environment and Weapons, where we have world-leading expertise in electromagnetic gun technology, which has attracted significant US Navy funding in the last year. The Division has also tackled the issue of refocusing its underpinning technologies, some of which are in strong demand such as simulation and control, and others, such as materials, where the business is moving towards technology exploitation rather than technology discovery.

**Achieving better performance**
Some common themes were helpful for all Divisions in achieving their better performance this year. Cost control, working capital management and reliable delivery of fixed-price contracts were three key elements of this. Initiatives to reduce centrally controlled costs in Information Systems, site support costs, Finance and HR yielded significant savings. Another element of cost control was improving the ratio of staff time billed to clients to total staff time on the payroll.

Alongside cost control we put emphasis on working capital management as a means of reducing debt and providing the Company with greater resources to grow. The working capital improvement for the year of £55.6m was a significant contributor to the Company's cash flow in the year, although a portion of this flowed from favourable phasing of purchases under the LTPA and will reverse over the next year.

It has been a deliberate part of QinetiQ policy to develop our business from being largely cost reimbursed to being predominantly contracted on a fixed-price basis. This year continued that trend. Our continuing investment in project management training accompanied this switch and in the past year this has paid excellent dividends. In contrast to previous years we suffered no significant project overruns. This superior performance translated into better returns with our fixed-price projects exceeding the expected profit at bid time.

**A sound base for further development**
Overall, this first year since the PPP Transaction has provided the company with a very sound base for our further development. We are well placed to develop in three directions.

First, our core business with the MOD contains significant opportunities for us, despite negative factors such as increasing competition and the MOD budget problems. We are transitioning from a captive internal supplier restricted to a narrow zone of activity to being able to offer customers across the MOD the full range of our capabilities and thus to continue to make ourselves a valued supplier to the MOD across this broader range.

Our business with MOD customers will remain regulated by the Compliance Regime. Increasingly the MOD's judgements under that regime have indicated MOD customers' desire to ensure our technology is made available for future programmes. Thus, whereas only two or three years ago we had no significant positions to provide technology for future programmes, today we have a potential role in technology or service provision in most significant future programmes.

Second, the commercial exploitation of our defence technologies continues to show great promise, with an expansion in turnover and, more significantly, an increase in new orders. Since much of our business in commercial markets relates to relatively early stage technology, the speed of market take-up is often hard to predict and usually later rather than earlier. However year-by-year we are developing more revenue lines and the momentum in this business is building. In the coming year products such as Quintel, Tarsier™, Cerberus and metal printing are poised to take off.

Third, we are finding that our defence and security technology is able to find a ready market in the US. Prior to the vesting of QinetiQ we had severe restraints in selling in the US. Over the last two years we have used our Washington office as a bridge into the US market and we have a strong pipeline of business across more than 21 projects that is expected to generate growth in turnover in this important market.

The next few years will see challenges as well as opportunities for QinetiQ. The US/UK engagement in Iraq will have a significant influence on our operations and we will continue to make ourselves responsive and supportive. Commercial markets are currently in an expanding phase and we expect to see the maturation of some of our product offerings into substantial revenue earners. The company continues to generate cash from its core businesses and this will give us scope for more rapid development in some markets, such as the US.

**The future**

The company has given itself a sound start and a firm basis to expand these opportunities. Achieving this has involved rapid change and learning for our staff, who are responding magnificently to the challenges. Much more lies ahead but I am confident that we have the talent, the energy and the business model to make the most of what the future holds and to create a company of which all our shareholders can be truly proud.

Sir John Chisholm
Chief Executive Officer QinetiQ Group
8 June 2004

*Operating profit before loss in joint ventures and associates.



# INTEGRATED SERVICES DIVISION

## Case Study: Collaborative Success

The Apache helicopter programme reached a major milestone earlier this year following ship trials that included a key contribution from QinetiQ. The trials, which took place on HMS Ocean during March 2004, aimed to establish Ship Helicopter Operating Limits (SHOL) for the aircraft. Westland Helicopters Ltd oversaw the trial as prime contractor, with QinetiQ providing SHOL expertise in conjunction with Boeing. The QinetiQ team – which included trials officers, engineers and a test pilot – was responsible for defining the SHOL specifications and providing Release to Service recommendations.

We also provided advice on aircraft maintenance and deck operations. The trials aircraft had undergone an extensive instrumentation fit, designed by Boeing in collaboration with the QinetiQ team.

"The team from QinetiQ worked extremely hard to help us make the recent ship trials a huge success. This will, in the long term, lead to a significant increase in the operational capability of the Apache helicopter."

**Martin Fausset,**
**Programmes Director,**
**Westland Helicopters Ltd**


CONFIDENCE

Integrated Services Division
**(formerly Complex Managed Services)**
Integrated Services had turnover of £264.0m and currently employs some 2,700 staff.

**What we do**
Integrated Services is focused on providing managed services for customers in the UK defence industry, together with selected opportunities in overseas defence industries and the public sector. Our four key business areas are test & evaluation, training, asset management and integrated acquisition support. Whoever our customers are and whatever their needs, we develop and implement integrated service solutions across the range of QinetiQ's capabilities in collaboration with top class partner companies that give improved performance, efficiency and value for money.

In the past 18 months we have made substantial investment in bidding resource and processes. We have been shortlisted in six competitions worth an aggregate of more than £16 billion. None of these will earn income in the current year but our positioning is promising for future growth.

**Our strategy for growth**
Our strategy for growth in Integrated Services has two components:

- To deliver beyond expectations on our existing long-term contracts and thus develop a reputation as a partner of choice.
- To target selected integrated services opportunities where QinetiQ's unparalleled breadth of resources can provide a differentiated offering to customers in the defence and public sectors.

**Test and Evaluation:** the unpredictability of defence and security requirements in the 21st century will require rapid changes and adjustments to military equipment. For these to be safely and effectively deployed, they need to be expertly tested and assessed. QinetiQ undertakes that role as part of its £5.6 billion 25-year contract for the MOD.

Among our activities, we have played a pivotal role in test and evaluation for the Tornado, Harrier, Apache and Conventionally Armed Stand Off Missile (CASOM) programmes.

- Our experts were involved in an intensive programme of trials for the Harrier GR MK7A programme. We carried out independent assessment of aircraft modifications and provided initial Military Aircraft Release recommendations. The MOD's Harrier Integrated Project Team recognised the significant role QinetiQ played in the trials and a follow-on contract was awarded in November 2003.
- We are providing continuing support to the Joint Strike Fighter programme which is developing a new state-of-the-art, single-seat stealth fighter. A QinetiQ team is currently embedded in the JSF Integrated Test Force in the US and playing a key role in test and evaluation activities.
- We also won a separate contract to provide a coastal development facility for the Principal Anti-Air Missile System (PAAMS) for the Type 45 Destroyer.

**Training:** UK forces are deployed in greater numbers and more different situations than at any time in the last 50 years. Rapid and effective training is crucial to their success and we have extensive capabilities in managing military training.

- We run Missile Practise Camps for the Army and RAF at the Hebrides range.
- We run the Empire Test Pilots' School, based at Boscombe Down. ETPS is one of only four schools in the world whose graduates are internationally recognised as qualified to conduct experimental and development test flying on aircraft requiring development or clearance.



"QinetiQ has demonstrated a strong commitment to quality and improvement during the early phase of the provision of calibration services to Rolls-Royce. Our partnership with QinetiQ will undoubtedly deliver service and cost improvements in the long term."

**John Hancox,**
**Company Chief Metrologist,**
**Rolls-Royce**

**Asset Management:** in both the military and commercial world, budgets are under ever greater pressure. A key contribution QinetiQ can make to alleviating this for customers is to apply its technology and processes to the efficient management of assets, an area often overlooked by large organisations and where significant savings can be made.

- Last year our QTEC business was awarded an obsolescence management contract by the US Government to provide services to the Department of Defense and NASA. For many years we have provided obsolescence management services to the MOD and a number of equipment manufacturers in the UK and Europe but this is our first major contract of this kind in North America.
- Building upon experience gained in providing calibration services to BF Goodrich, we recently signed a five-year contract with Rolls-Royce to provide calibration and equipment support services to its aerospace manufacturing operations.

**Integrated Acquisition Support**
To reduce through-life programme cost and risk, the MOD is seeking to gain a better understanding of how developing technology can be integrated into complex equipment and systems at an earlier stage in the equipment lifecycle. QinetiQ's group-wide skills mean that it is well placed to provide this service, and Integrated Services leads this initiative on QinetiQ's behalf.

## Case Study: Rolls-Royce maximises its assets

QinetiQ's Integrated Services Division signed a five-year contract with Rolls-Royce, one of the world's foremost power systems companies, to provide on-site calibration and equipment support services to its aerospace manufacturing operations. The agreement draws on QinetiQ's extensive experience in test and evaluation, asset management and other engineering services, built up over several years. An Integrated Services team will manage the day-to-day delivery of on-site calibration activity at Rolls-Royce's seven manufacturing sites in the UK, providing an improved service at a lower cost.

## Case Study: Delivering real customer benefit

Last year Integrated Services was awarded the Long-Term Partnering Agreement (LTPA) for the provision of strategic test and evaluation capabilities to the UK MOD. It is amongst the largest UK PPP integrated managed services agreement of any kind to date, worth up to £5.6bn over 25 years, with around £1bn of assets under management. With the LTPA, we achieved the first element in our strategy: to sustain and improve our legacy business. The agreement provides a contractual platform that brings value for money, investment and savings to our customer and contracted long-term cash flow to QinetiQ. At the same time the LTPA gives our customer improved access to QinetiQ technology and gives us a market-recognised and stable business platform from which we can launch the second element of our growth strategy. This strategy has been proven by a substantial growth in customer demand for the services carried out at the LTPA facilities.

**"Negotiating the LTPA was a substantial and consuming challenge in itself but I always had in the back of my mind that the acid test would be making the contract work. Looking back on the first year of operation, I am satisfied that together we have passed that test, which is no small achievement. There is a lot still to do, but we are already beginning to see the benefits which a constructively managed strategic partnership can bring."**

Richard Sims,
Team Leader,
Defence Test and Evaluation Group,
Defence Procurement Agency

# SENSORS & ELECTRONICS DIVISION

## Case Study:
## Securing our Borders

The flow of clandestines into Western Europe and across its national borders is a significant political issue today. QinetiQ has applied its expertise in passive imaging technology to develop Borderwatch®, a 24-hour, 7-day, all-weather vehicle scanner that safely scans trucks for unauthorised passengers. The technology was originally developed by QinetiQ to allow soldiers to see through thick fog. Borderwatch® systems have been used since September 2001 at the entrance to the Channel Tunnel in Coquelles, France and more recently in Calais, Zeebrugge and the German border. Monitoring up to 350 trucks every hour, Borderwatch® has detected thousands of clandestine travellers intending to make a free passage to the United Kingdom.


SOLUTIONS

"QinetiQ's track record convinced us that the team could deliver a solution to meet tight timescales. The QinetiQ team managed the risks, and our expectations, well. They also took it in their stride when our priorities changed."

**Paula Assheton,**
**Deputy Director,**
**Border Control, UK Immigration Service**



## Sensors & Electronics

Sensors & Electronics had turnover of £146.7m and employs some 1,400 staff.

### What we do

We research some of the world's fastest moving technologies in our Sensors & Electronics laboratories. We are famous for our inventions in Liquid Crystal Display, Thermal Imaging Devices, Millimetre Wave Imagers, Electronic Signal Surveillence Systems and many others. Our research customers are primarily the MOD and, increasingly, the US Department of Defense, Night Vision Laboratories, Communications-Electronics Command (i.e. Defense Advanced Research Projects Agency).

We use a range of methods to exploit the technology we have created for different industries and customers, whether they are in the defence, security or commercial markets including:

- license our technology to a customer
- build manufacturing capability for a customer, for example, through a joint venture
- build systems for customers to embed in their products

### Our strategy for growth

Our strategy for growth in Sensors & Electronics has two principal ingredients:

- To maintain and enhance our position as a premier supplier of leading-edge research and technical support in technical disciplines capable of unlocking real value for customers.
- By retaining the rights to our research ideas to create a springboard for further growth. The rights created to solve one customer's problem can frequently be applied to a different problem in another marketplace. We have, for example, translated radar signal processing techniques, developed for our defence customers, into the medical devices market for use in foetal heart monitoring.

Sensors & Electronics operates through four business centres:

- **Spectrum Solutions:** The gathering of electronic intelligence is a vital element of defence and security for all governments. This centre has perfected a suite of electronic surveillance products which is consistently successful in competitive trials and is now being deployed in the UK and abroad. Safety and security at airports is a major concern, whether the threat is accidental (such as debris on the runway) or the result of deliberate terrorist action. A family of high performance radar systems has been developed to address a range of these threats and is being trialled at airports in the UK and abroad.
- **Sensors, Processing & Integration:** The escalating costs of new military platforms, their through-life maintenance and the ever-changing nature of threats present major challenges to the MOD and governments overseas. Skills in the integration of complex signal processing software with advanced avionics allow new threats to be addressed on existing airborne platforms rapidly and cost effectively. At the same time, this injection of new mission-critical capabilities can extend platform life and reduce maintenance costs.
- **Marine & Acoustics:** The adaptation of military sensor technology to new challenges such as the detection of terrorist threats to ports, harbours and shipping is generating a great deal of excitement in the security community. The world's most advanced sonar techniques are being exploited in a unique range of new products, while at the same time, novel approaches to open systems architecture are providing our MOD customer with opportunities for major cost savings.
- **Optronics:** Our customers, in both the defence and commercial arenas, are increasingly faced with problems which demand the ability to visualise the invisible. These problems vary from detecting illegal immigrants concealed inside trucks to the characterisation of wind patterns at wind farm sites. This centre is a power house for the creation of novel sensors and sensor systems which are responsible for giving our customers true competitive edge by enabling them to 'see' things that were previously invisible.



"QinetiQ has played a vital role in securing the Royal Navy's new £320m anti-submarine warfare Sonar 2087 – which is to be fitted to Type 23 Frigates. Subject to intense scrutiny on environmental grounds, QinetiQ's input has been instrumental in ensuring that the MOD can fulfil its obligation to protect the marine environment, and deal with the wide range of stakeholder interests in this matter."

**David Twitchin,**
**Deputy Director**
**(Maritime and Shipbuilding),**
**Defence Procurement Agency**

**Key customer successes**

- In our Sensors, Processing & Integration business we responded swiftly and effectively to a request from the MOD to install specialised equipment into Tornado aircraft in support of special forces and mine detection capabilities for the Royal Navy during the war in Iraq.
- We have received our first royalty payments from the Mayo Clinic under their licence to use our technology to reduce significantly or eliminate blurred images in patient scans. Our technology enables the clinic to process patients more effectively.
- Our thermal imaging technology, developed for military purposes, allows radiating bodies (e.g. people and machines) to be detected in conditions of low or zero visibility. We have applied this technology to car airbags for First Technology, to locate the position of the driver and passengers for improved safety in airbag deployment.
- Tarsier™ is an advanced radar system developed by our Spectrum Solutions team, which is capable of constantly scanning for, and locating, debris on airport runways. As the July 2000 crash of Concorde in Paris showed, quite small items of debris can, if undetected, have catastrophic consequences. Tarsier's continuous scanning will significantly enhance an airport's ability to detect runway debris, thereby saving lives and reducing costly runway closure time.

## Case Study: Marine Protectors

As a world leader in marine acoustics, QinetiQ has applied its expertise to investigate the impact of sound on marine mammals, fish and human divers and swimmers. QinetiQ's Environmental Impact Assessment team advises the MOD on the environmental risks associated with the use of sonar equipment, along with weapons and platforms (including ships and aircraft). The team has been closely involved in the assessment of Sonar 2087, a new anti-submarine warfare sensor for Royal Navy Type 23 Frigates.

Commercial companies in the oil and gas, renewable energy, marine and seismic survey industries have also approached QinetiQ for advice on environmental risk management, including assessing the effects of noise and vibration from offshore wind farms, investigating the environmental risks of decommissioning oil platforms and looking at the effects of marine dredging on fish.

## Case Study: Under Surveillance

QinetiQ's Electronic Surveillance and Countermeasures Group has been a leader in electronic surveillance technology for 30 years. It specialises in applying leading edge technology to extract and exploit intelligence, not only from current communications systems but also from foreseeable future systems. With SHARK™ we have produced the world's leading signal intercept, geolocation and analysis system, the fruit of more than ten years of research and development. SHARK™ is a key element in the Defence Procurement Agency's SOOTHSAYER electronic surveillance project. Fitted to high-mobility, light-role and armoured vehicles, SOOTHSAYER will, when it enters service in 2006, detect and identify radio and radar signals quickly and accurately on the battlefield, supporting British military operations worldwide.

**"The technology behind this world-leading equipment is British and has been developed using the Ministry of Defence's own in-house research programme by the UK scientific research company QinetiQ. We expect this advanced technology to be used in some of our other electronic warfare projects."**

David Gould,
Deputy Chief Executive,
Defence Procurement Agency



# KNOWLEDGE & INFORMATION SYSTEMS DIVISION

QinetiQ offers a truly remarkable breadth of expertise and has provided input into the full range of technologies used on the Typhoon aircraft. Recently, the Integrated Project Team was able to draw on this in-depth knowledge for the aircraft's release to service – which would not have been possible without [illegible] involvement.”

**Rob Shiels,**
**Integrated Project Team Leader,**
**Typhoon Fighter Programme**

## Case Study:
## Typhoon – An Integrated Programme

Last year QinetiQ was awarded a three year, follow-on contract from the MOD to provide support to the Typhoon fighter project. This continues QinetiQ's long association with the project and draws on our in-depth knowledge of the aircraft. We will be working closely with the MOD's Typhoon Integrated Project Team as the aircraft prepares to enter full service. At this critical time, our experts are helping to manage technology risks, conducting independent safety tests and providing recommendations for the aircraft's release to service. QinetiQ's unique expertise will be used, for example, to verify flight critical software in a highly cost-effective way and to assess physiological factors that ensure the safety of life support systems.

The advice we give is recognised to be of the highest quality and many of the QinetiQ experts employed on Typhoon are world class in their respective fields.

# EXPERTISE



## Knowledge & Information Systems

Knowledge & Information Systems had turnover of £153.6m and employs some 1,800 staff.

**What we do**

Gaining 'advantage from information' is one of the fastest developing requirements in the economy. The value to governments, commerce and people in their daily lives of efficient, secure access to data and analysis of information is clear. To position ourselves at the key interfaces between information, communication and data analysis, we are structured into six business centres:

- **Command & Intelligence Systems:** how vital decisions can be made rapidly in network-enabled organisations where large amounts of data and complex information analysis are involved.
- **Information Assurance:** computer network security, trusted authentication and reducing the cost of developing high assurance software, for example, in aircraft flight control and IT security.
- **Communications:** highly robust access to data in mobile and rapidly deployed situations, and secure wireless communication services.
- **Technical Consultancy:** highly engaged and tailored support to clients' planning and procurement decisions where access to the best technological knowledge is required, including operational analysis, whole-life acquisition management, software integration and management of major projects.
- **Human Sciences:** people and how they work best with technology and as teams. Our expertise helps optimise human performance in adverse and extreme environments.
- **Space:** services that create value for government and industry from space systems, and also from technology and total management for small and medium scale space missions.

**Our strategy for growth**

Our strategy to exploit our strengths in information and communications and our unmatched storehouse of technological knowledge has four components:

- To position Knowledge & Information Systems at the interface between people and technology where many of the toughest integration issues lie. This is where substantial value will be created in the next few years and where our breadth and depth gives us a strongly distinctive positioning.
- To maintain and enhance our core research and technology business with the MOD and UK Government where there is a growing demand for our services from defence initiatives, such as Network Enabled Capability, and from bodies responsible for the developing fields of counterterrorism and crime prevention.
- To build upon our recent successes in extending our business strengths into adjacent markets where secure integration of information with people solves important problems.
- To speed the transition of our research outputs into improved defence capability for our customers. We have done this through support to acquisition teams, by supplying technology to defence manufacturers and by technology insertion in a large number of Urgent Operational Requirements.

**Key customer successes**

- Network Enabled Capability is a major MOD initiative and QinetiQ has been at the forefront of the development of concepts and solutions. We have led a study to shorten the time between identifying a target and hitting it and are working as co-founder with BAE SYSTEMS of NITEworks, an MOD experimentation programme to define interventions in equipment, training and process to achieve rapid, precise delivery of military effect.



"QinetiQ's communications system played a pivotal role in the first ever link-up between ESA and NASA spacecraft. Despite facing tight deadlines, the QinetiQ team responded quickly and met exacting requirements. The spacecraft is currently in orbit around Mars and the communications system is working flawlessly."

**Con McCarthy,**
**Lander Systems Manager,**
**European Space Agency**

- Our human sciences know-how has been the basis for a substantial new line of security business on both sides of the Atlantic, improving the effectiveness of baggage screening operators. QinetiQ's Centre for Human Sciences has emerged as a market leader in assessment and training in this area, delivering services to both the British Airports Authority and the US Transport Security Agency.
- QinetiQ has teamed up with Lloyd's Register to launch SeeThreat™, a risk assessment service that enables ship operators and their company security officers to assess security threats to their ships. SeeThreat™ is based on search engine technology originally developed by QinetiQ to meet the security needs of the UK Government. The technology constantly monitors global news sources and identifies maritime security news information for locations and threats specified by the operator.
- With one of the largest computer security teams in the UK we have provided penetration testing and digital forensics to high street banks and other major companies. Our managed security service provides leading financial institutions real-time protection against digital attack.
- We have an extensive knowledge base and experience in providing solar-powered engines for space satellites. We applied this to win a contract to provide electric propulsion engines, harnessing solar power, for the Geographical Ocean Circulation Explorer satellite.

## Case Study: New Frontiers

In February 2004, the ESA's Mars Express orbiting satellite made an overflight of NASA's Spirit rover spacecraft in its location on the surface of Mars. Using QinetiQ's specially designed Melacom communications system, Mars Express acted as a data relay satellite, successfully requesting telemetry data, and receiving it from the Mars-based Spirit spacecraft. QinetiQ's Melacom system was a crucial link in a complex chain of data communications stretching from NASA's Spirit operations team in the United States to the ESA's European Space Operations Centre in Germany, and from there to Mars Express and then to Spirit before returning back through the chain to NASA.

## Case Study: Joined-up Thinking

The Office of the Deputy Prime Minister (ODPM) has selected a QinetiQ-led consortium as the service provider for the Maps on Tap geo-spatial information service. Maps on Tap will deliver a robust and responsive online mapping capability serving public service users on the Government Secure Intranet (GSI) and Internet. The service will also provide fully managed information content (including Ordnance Survey products) and service desk facilities. Maps on Tap services will be available to other public sector organisations wishing to host their own geo-spatial applications and information.

The benefits will include cost avoidance by other governmental organisations as they take advantage of an existing geographic information infrastructure and a means for widely sharing and exchanging data.



# FUTURE SYSTEMS & TECHNOLOGY DIVISION

## Case Study: Building relationships with Boeing

QinetiQ has signed a Memorandum of Understanding with The Boeing Company that paves the way for potential technology collaboration efforts in a number of key areas that are important to the dynamic aerospace industry, from acoustics and fuel cells through to aviation security and air traffic management.

The combination of Boeing as a leading supplier of commercial and military aircraft and QinetiQ as an innovator in research, could lead to breakthrough developments in technology for applications on aviation programmes of the future. The agreement could also lead to collaborative work on lighter-than-air vehicles, unmanned aerial vehicles, systems integration and network centric operations.

QinetiQ has also signed an agreement to provide Boeing with ongoing use of the five-metre wind tunnel at Farnborough. The world-class facility has made a significant contribution to many commercial aircraft programmes over the last 25 years, helping to test high lift systems for improved take-off and landing performance.



"QinetiQ has played an important role in the development of Boeing Commercial Airplanes for more than 15 years. The company's pressurised low speed wind tunnel and the expertise of its personnel have enabled us to advance aerodynamic technology and design, enhancing the global air transportation system. Boeing's continued relationship with QinetiQ will contribute to our ability to smoothly introduce efficient new aeroplanes in the future, including the 7E7."

**David Anderson,**
**Director, Airplane Product Development,**
**Boeing Commercial Airplanes**


EFFICIENCY

**Future Systems & Technology**
Future Systems & Technology had turnover of £211.8m and employs some 2,200 staff.

**What we do**
Future Systems & Technology delivers leading platforms and systems expertise for land, sea, air and weapons to the MOD and to defence and civil customers around the world. Leading-edge technologies within the Division are combined with a wide network of advanced technologies that are available within the QinetiQ Group. Our aim is to help customers to create the defence and civil systems of the future by applying our concepts, expertise and technology. Our security offerings range from X-Net™, a device for trapping vehicles (which is currently in use by US Forces) to Carver, a prototype, next-generation bomb disposal robot, and from materials to provide blast protection for the skins of aircraft to forensic services.

**Our strategy for growth**
The Division is structured into eight business centres with clear, customer-facing systems businesses supported by specific technology areas. The eight business centres are: Vehicles, Platforms & Systems, Maritime, Aerospace, Weapons, Energy, Structures, Materials and Intelligence & Control.

Our strategy is to retain our position as a leading supplier to the MOD and the defence industry by increasingly adding value for our customers. In addition, we aim to grow our overall business in a sustainable and profitable way by increasing our diversification into new defence and commercial markets.

**Key customer successes**

- **Aerospace:** We signed a Memorandum of Understanding with The Boeing Company which will lead to future collaborative work in a range of technology areas from lighter-than-air vehicles, through to unmanned aerial vehicles and systems integration. We have also signed a major deal with The Boeing Company for the ongoing use of QinetiQ's five-metre wind tunnel facility at Farnborough – the largest of its kind in Europe – to support aerodynamic testing and evaluation of future commercial aircraft designs.

- One of our subsidiaries, cueSim, has sold a flight simulator to Bond Air to train its helicopter pilots. The Real-Time, All-Vehicle Simulator software, developed by us, is at the heart of the cueSim system. New training standards, introduced through the Joint Aviation Authority, now allow simulators to be used as part of an approved training course.

- We won a portfolio of contracts on the Joint Strike Fighter programme.

- **Maritime:** We are the prime contractor for the design and manufacture of the Advanced Technology Mast (the third mast) for the aircraft carrier HMS Ark Royal. The steel-framed composite clad structure will be ready to fit in September 2005. This contract represents a major move for us in the supply chain and in our ambition to become a key systems supplier for the MOD.

- We have won a five-year contract from the MOD for our land-based test site at the Portsdown Technology Park in Hampshire. This contract will provide the continuation of a world-class and independent combat system engineering and support capability to ensure the successful and timely introduction of proven, new and upgraded capability to the Royal Navy. The service also includes de-risking the development and integration of the complex weapon systems and sensors that make up the T22, T23 Frigates, T42 Destroyer and Aircraft Carrier combat systems.



"Combustion stability remains our greatest challenge at Didcot B and working with QinetiQ has brought real benefits. We have combined the strengths of our two organisations to develop and implement significant improvements in our gas turbine combustion systems and we are now moving forward with renewed confidence."

**Richard Llewellyn,**
**Station Manager,**
**Didcot B Power Station**

- We carried out composite material patch repairs to fatigue cracks on both Type 42 Royal Navy Destroyers and Norwegian offshore oil platforms. The Royal Navy saved time and money and the oil platform operator lost no hydrocarbon production during the period of repair.
- We won a contract to upgrade patrol vessels, including on-board navigation systems, for the Philippine Navy.
- **Intelligence & Control:** Our very low signal strength global positioning system (GPS) modules have been selected by leading equipment providers around the world. These modules enable accurate positioning to be determined, even in heavily built-up areas.
- **Materials:** We have signed a licence agreement with Dunlop Aerospace to exploit advanced lightweight composite materials for use in wheel and brake applications. Dunlop has installed a plant at its Coventry site for commercial production of the materials. The major licensing deal could pave the way for further activities in the area of performance materials.
- **Weapons:** We have completed a major project to demonstrate an innovative shoulder-mounted Urban Assault Weapon (UAW). In a combat scenario, the weapon is used to neutralise enemy strong points and defended positions and help reduce casualties. The weapon also enables the user to fire from the cover of a building. This work brings together research in explosives, materials and weapons.

We have repurposed shaped explosive charges for use in oil wells to extract more oil and extend the lives of oil fields.

## Case Study: Powered up

QinetiQ's Power Group, part of the Future Systems & Technology Division, has rapidly built up an impressive list of customers in the energy sector and is keen to make use of its expertise and reputation for independent and impartial advice. QinetiQ is able to offer its services in areas such as component design, where it can suggest efficient low-cost alternatives. Performance testing of gas turbines, components and failure investigations are major areas where QinetiQ can lend its expertise. Existing clients include Powergen, General Electric, SIEMENS, RWE npower and Scottish Power.

## Case Study: Flying high with Airbus UK

QinetiQ's unique modelling tools proved vital in enabling the Airbus team to build the massive wings for its A380 project. Forming the upper wing skins presented a particular problem because of the required panel thickness and deep curvature.

A team of engineers from four companies, including QinetiQ, created a manufacturing process for the upper wing skins which produced formed components with unprecedented levels of accuracy. The technique, creep age forming, had not previously been used on structures of this size because the tool design was a lengthy process that relied on trial and error.

QinetiQ applied its extensive expertise in materials modelling and non-linear stress analysis to model the technique. The models enabled tool shapes for the A380 upper wing skin to be designed in just three days compared to the six months required using traditional procedures.

In March 2004 the Institute of Materials, Minerals and Mining made its highest annual award – the IOM3 Gold Medal – to the consortium, including QinetiQ, for work on the Airbus project.

**"The A380 project has set the benchmark for civil aviation in the 21st century in terms of comfort, space and cost but this could not have been achieved without new technologies and ground-breaking manufacturing processes. The development of upper wing skins for the aircraft would not have been possible without QinetiQ's technical input. We consider QinetiQ to be a world-leading centre of excellence for materials research and structural modelling."**

Iain Gray,
Managing Director and
General Manager, Airbus UK

# NORTH AMERICA DIVISION

**North America**
The United States market is not only the biggest in the world, it is growing year-by-year. This is being driven by government spending and demand for technology in the areas of transport and homeland security as well as in defence. The North American Division has been created to establish QinetiQ as a major provider of science and technology services in the US market over the next five years. The plan to develop the US market represents a major avenue by which QinetiQ can achieve significant growth in its strategically core businesses in defence and security.

Prior to vesting, which occured on 1 July 2001, QinetiQ was not able to market itself amongst the most important customers in the US. With a new name and a fresh start we have a healthy order book which is expected to translate into strong turnover growth.

Thus far all QinetiQ's business in the US has been won on the basis of UK technology being offered as solutions to US requirements. Our success in so many areas has validated our thesis that QinetiQ possesses a unique treasure trove of intellectual assets competitive with any in the world's most advanced market.

Our Washington-based operation acts as a front office for all our offerings into the US and provides the expertise in US regulatory and contractual practice necessary to make QinetiQ a contractor that is easy to do business with.



**Case Study:**
**A full stop with X-Net™**

Our X-Net™ non-lethal, moving vehicle arresting system has won valuable orders from the US Army, initially for 100 units but with a further substantial number in the pipeline. The X-Net™ device is a portable, spiked net that is able to bring a wide range of fast-moving road vehicles to a complete and safe standstill within 50 metres, avoiding the use of weaponry while safeguarding pedestrians and other vehicles nearby. A high performance polythene net with a special coating, designed to withstand very high temperatures, wraps itself around the wheels and axles of target vehicles. X-Net™ has applications in military, counterterrorist and other security situations and we expect a high degree of interest from our wide range of military and police customers.

**"The Marines in Haiti successfully employed X-Net™ at a checkpoint near Port-au-Prince. The net was deployed when a vehicle accelerated after being signalled to stop and brought the vehicle to a stop within 50 feet, without injuries to the driver or Marines. The Marine Commander said that 'there is one Haitian that is glad that it did'."**

US Marine Commander,
Haiti





The rare red-tailed wasp.

Endangered Przewalski's horse on Eelmoor Marsh.

# CORPORATE RESPONSIBILITY

QinetiQ, like any other business, does not function in isolation from the communities in which it operates. At QinetiQ we believe that we are part of the fabric of those communities. We play an active role in promoting conservation and enhancing the environment in our localities. Efficient management of our own in-house energy usage is also a key concern – last year we cut energy consumption throughout QinetiQ by 5.7%.

Showing our strong commitment to energy management, our site at Malvern, Worcestershire, last year won the Powergen Energy Management Award. State-of-the-art monitoring and improvements in setting targets have led to real energy savings at the sites.

We invest in the futures of the young people in our communities by contributing to their education and helping to promote a better understanding of science for a new generation. Our charitable donations are currently focused on the NSPCC, the Royal British Legion and a number of local charities, such as hospices. Last year we continued to build on our good record in all these areas and we were pleased to win a number of awards that recognised our success. Our record in day-to-day environmental management is recognised by the continuing registration to ISO14001, the international standard for environmental management.

At QinetiQ, to say we are a 'people business' is an understatement. Our employees are a remarkable group, combining high technological expertise with creativity and innovation. We make a particular effort to ensure that everyone is able to give of their best and so ensure the success of QinetiQ.

**Conservation and the environment**

Situated on one of the last remaining unspoilt areas of coastal heath in Pembrokeshire, the QinetiQ site at Angle is now being grazed by a small herd of horses belonging to a local farmer. This will help to improve the heathland habitat on the site, which was designated as a Site of Special Scientific Interest (SSSI) in 2003. The first positive results of this initiative have already been reported in the form of the highest count of green-winged orchids (Orchis morio) that have ever been recorded on the site.

On Eelmoor Marsh SSSI at Farnborough, Hampshire, our heathland restoration programme continued last year in partnership with the Marwell Preservation Trust. This year the Eelmoor site was part of the Hart District and Rushmoor Borough Council local authorities' gold medal-winning 'Southern England in Bloom' and silver medal-winning 'Britain in Bloom' entries. We are pleased that the conservation efforts of QinetiQ received a special mention in the judges' reports. The site's unusual grazing project uses the endangered Przewalski's horse, together with a family of Highland Cattle. Grazing has been combined with weeks of intensive pine and scrub clearance in the winter.

In Dorset the QinetiQ sites at Hurn and Barnsfield Heath entered their third year of participation in the county-wide 'Hardy's Egdon Heath' project. Here our main partner is the Royal Society for the Protection of Birds which is carrying out heathland restoration works on the heathland SSSI sites and also monitoring key species of flora and fauna.

# CORPORATE RESPONSIBILITY

**Educating scientists of the future**
QinetiQ last year sponsored the Stockholm International prize for the British Association's Young Scientist of the Year. The title was awarded to a young woman, Hester Baverstock from Bexhill Community College, who had investigated the effect of pathogens in cut flowers that can induce life-threatening illnesses on patients in hospitals and had also provided 'garden' solutions to replace the flowers.

We made four sets of donations to support successful bids by local schools – Calthorpe Park, Farnborough, Bishop Challoner, Boscombe Down, Dysons Perrins, Malvern and Parkstone Grammar School, Poole – to help them achieve the Government's Specialist Schools Status in Science and Engineering.

We are one of the country's most active participants in the Year in Industry scheme that provides work experience for school leavers, with 37 students in all working within QinetiQ last year. We also encourage the development of entrepreneurial skills in our local communities by our sponsorship of Young Enterprise – the national scheme for entrepreneurs, throughout the Company.

We currently sponsor 20 QinetiQ Scholars at Britain's universities at various stages of their science and maths degree courses. In addition, at any time in QinetiQ, we have between 200 to 300 students who are on sandwich courses, vacation placements or spending time with us on an industrial gap year.

**Placing a high value on our employees**
QinetiQ is focused on providing a challenging work environment 'where great people come to do their best work'. Our employees are proud of their science and speak highly of QinetiQ to people outside the organisation. We fully support employee activity for projects in the community. This activity provides a valuable impetus to staff engagement, which is a priority for us. We are keen to promote Women in Science and address imbalances – we have two senior women scientists on the QinetiQ Leadership Team. Creating a performance management culture that values our staff, balanced against the creation of a desirable intellectual, emotional and physical environment, will provide a great place for great people to develop 'brilliant solutions to important problems'.

>



# BOARD OF DIRECTORS

\# MEMBER OF THE REMUNERATION COMMITTEE

■ MEMBER OF THE AUDIT COMMITTEE

● MEMBER OF THE NOMINATIONS COMMITTEE

▲ MEMBER OF THE INVESTMENT COMMITTEE

✦ MEMBER OF THE COMPLIANCE COMMITTEE

• CHAIR OF COMMITTEE

**1. Dame Pauline Neville-Jones # ●•✦•**
**Chairman (Non-executive Director)**
Dame Pauline (64) has worked extensively in the Foreign and Commonwealth Office. Her previous roles have included Deputy Under Secretary in the Cabinet Office and Chairman of the Joint Intelligence Committee, acting as advisor to the Prime Minister on all foreign, defence and intelligence issues. Dame Pauline is currently BBC International Governor, with special responsibility for all BBC external broadcasting services and Chairman of the Information Assurance Advisory Council. She is also a member of the Councils of Oxford University and of the Royal United Services Institute (RUSI) and Honorary Treasurer of the charity Refuge.

**2. Sir John Chisholm ●▲**
**Chief Executive Officer (Executive Director)**
Sir John (57), now the Chief Executive of QinetiQ, was Chief Executive of DERA (previously DRA) from 1991, transforming it into a successful Trading Fund and developing its commercial business. Previously he was UK Managing Director of Sema Group plc and prior to that he was Director of Cap Group plc. In 1979 he founded and became MD of CAP Scientific Ltd. After a degree at Cambridge in Mechanical Sciences, Sir John's work experience has included periods at General Motors and Scicon Ltd, part of BP. Sir John is currently a Non-executive Director of Bespak plc and a Trustee and Deputy President of the Institute of Electrical Engineers. He is also a Fellow of the Royal Academy of Engineering, the Royal Aeronautical Society and the Institute of Physics.

**3. Graham Love ▲**
***Chief Financial Officer (Executive Director)***
Graham (50) rejoined DERA in 2001. He was formerly Chief Executive of Comax Limited leading it through privatisation in 1997 before sale to Amey plc in 1999. Prior to that Graham was Finance Director of DERA from 1992 to 1996. After a degree at Cambridge in English, Graham's work experience included management roles with Ernst & Young, KPMG and Shandwick plc, as well as several years in international consulting. He is a Fellow of the Institute of Chartered Accountants.

**4. Colin Balmer # ■**
**(Non-executive Director)**
Colin (57) has been the Managing Director of the Cabinet Office since July 2003. Prior to that he was the MOD's Finance Director and was responsible for the vesting of QinetiQ and the subsequent PPP Transaction with Carlyle. His main responsibility at the MOD was the planning and management of the defence programme with an annual budget of £32bn. He had extensive experience across the Department including periods as Private Secretary to two Ministers for Defence Procurement, a secondment to the UK Delegation to NATO and as Minister for Defence Materiel in Washington. Colin is also a member of the Foreign and Commonwealth Office's Audit Risk Committee.

**5. Jonathan Symonds ■•▲**
**(Non-executive Director)**
Jon (45) is Chief Financial Officer of AstraZeneca plc with responsibility for all aspects of finance, including financial strategy and corporate finance, as well as global information services and investor relations. Jon is also a member of the Accounting Standards Board and Chairman of the 100 Group of Finance Directors and in May he became a Non-executive of Diageo plc.

**6. Hal Kruth ▲**
**Group Commercial Director (Executive Director)**
Hal (54) is Group Commercial Director of QinetiQ. Hal joined QinetiQ in 2001 as CEO of QinetiQ Ventures. Hal has a distinguished background and an impressive track record after nearly a decade of service at SRI International, one of the world's leading independent research organisations. As SRI's Senior Vice President, Ventures and Licensing, Hal managed major transactions involving start-up companies, licensing, sponsored research, joint ventures and technology spin-offs. Hal has a degree in Law (Juris Doctor) and AB with distinction (phi Beta Kappa) in Economics from the University of California, Berkeley.

**7. Sir Denys Henderson #•✦**
**(Non-executive Director)**
Sir Denys (71) joined the Board of QinetiQ as a Non-executive Director on 25 March 2003 and is also a member of The Carlyle Group European Advisory Board. He was Chairman of ICI (1987-95); Zeneca (1993-95); The Rank Group (1995-2001); Dalgety plc (1996-98) and the Crown Estate (1995-2002). He was also a Non-executive Director of Barclays Bank plc (1983-97); RTZ plc (1990-96); Schlumberger Corporation (1995-2001), and MORI. He was Chairman of Spencer Stuart's Advisory Board and an advisor to Bain & Co, as well as serving on several Government Committees. He also served as a Trustee of the Natural History Museum (1989-98) and was Chancellor of Bath University (1994-2000).

**8. Glenn Youngkin #■▲•●**
**(Non-executive Director)**
Glenn (37) is a Managing Director of The Carlyle Group. Prior to joining Carlyle in 1995, Glenn was a management consultant with McKinsey & Company, where he worked on a variety of strategic and operating issues in the energy, consumer product and healthcare industries. Prior to joining McKinsey, Glenn was with Credit Suisse, First Boston's Natural Resource Group, where he structured and executed both M&A transactions and capital market financings. Glenn is a graduate of Rice University and received his MBA from the Harvard Business School where he was a Baker Scholar. Glenn serves on the Boards of Directors of Empi Inc, Kuhlman Electric Company Imagitas Inc and Firth Rixson. Since his relocation to Carlyle's London office in January 2000, he has led the London office buy-out efforts with Carlyle's Europe Partners.

**9. Trevor Woolley ✦●**
**(Non-executive Director)**
Trevor (49) is Finance Director of the MOD, following his appointment in 2003. His main responsibility is the planning and management of the defence programme. Trevor has worked extensively in the MOD in a career spanning almost 30 years. During the 1980s, Trevor spent three years as Private Secretary to Secretary of the Cabinet and, subsequently, Director of Procurement Policy. More recently, senior management positions have included Head of Resources and Programmes (Army), Director General Resources and Plans and, in the last two years, Command Secretary, Land. Trevor holds a Master of Arts Degree in History from Peterhouse, Cambridge.



# LEADERSHIP TEAM

**1. Sir John Chisholm**
**Group Chief Executive Officer**

**2. Graham Love**
**Group Chief Financial Officer**

**3. Hal Kruth**
**Group Commercial Director**

**4. David Anderson,**
**Chief Executive Officer QinetiQ Inc.**
David joined the organisation in 1980 and spent several years undertaking research on novel electronic materials. After a two-year stint in the Cabinet Office in the 1990s, David rejoined the organisation as Director, Chemical and Biological Defence Sector. Subsequent roles included Director, Land Systems Sector and MD, FST. David was appointed Chief Executive, QinetiQ Inc. in 2003.

**5. Derek Barnes,**
**Managing Director, FST**
Derek joined the MOD in 1976 and established his technical career in computer and communications security, later moving into management. Among his many achievements, Derek founded DERA's Systems and Software Engineering Centre and led the Sensors and Electronics business. He was appointed MD, FST in December 2003.

**6. Simon Bennett,**
**Managing Director, S&E**
After university, Simon worked in the US for ten years, first as a research associate at Stanford University and later as Vice President of Engineering with SiScan Systems. He returned to the UK to take up a position with Oxford Instruments, before joining QinetiQ in 2000. Simon was subsequently appointed Centre Director for Optronics and last year he became Managing Director for S&E.

**7. Martin Bett,**
**Managing Director, Energy**
Martin held senior management positions with Schlumberger, Toshiba, Landmark Graphics and Getronics in Europe, Africa and the Americas. He built an IT business serving the oil sector which was acquired by Wang and later Getronics. Most recently he established Trade-Ranger, an Internet marketplace, in Europe before joining QinetiQ in 2002.

**8. Lynton Boardman,**
**General Counsel and Company Secretary**
Lynton has extensive experience in corporate, commercial, intellectual property and competition law. He joined QinetiQ from his role as Head of Legal, Europe, Africa and Middle East for Syngenta and he has also filled senior positions in Simmons and Simmons, Macfarlanes and AstraZeneca.

**9. John Braddell,**
**Managing Director, UK Operations**
Prior to joining QinetiQ, John was Managing Director, Comax, the support services group. He has extensive experience of international consumer goods and services businesses and he has previously held management roles at Unilever, McKinsey, HSBC and BET (now Rentokil Initial).

**10. Dolores Byrne,**
**Managing Director, Public Sector**
Dolores has held key senior management positions in her twenty-year career with QinetiQ and its predecessor organisations. As Director Air Systems, Dolores built a broad client base in the MOD, DTI, European Union and overseas governments. She was subsequently appointed Programme Director for Strike before taking up her current position.

**11. Mary Carver,**
**Managing Director, MOD**
Mary worked as a principal consultant in the software systems industry before joining DRA in 1991. Since then she has held a number of key roles associated with Battlespace Digitization, culminating in appointment as Director Land and Weapon Systems. Mary was Programme Director Manoeuvre in the MOD Channel before taking up her current role.

**12. Graham Coley,**
**Group Business Continuity Director**
Graham's early career was spent at the Atomic Weapons Establishment at Aldermaston. He later took up senior posts in the Nuclear Controllerate, the MOD and served as Deputy Head of the Efficiency Unit in the Prime Minister's office. He held the post of MD Science in DERA before being appointed to his current role.

**13. Lewis Doyle,**
**Chief Information Officer and Group Purchasing Director**
Lewis joined QinetiQ in 2003. He has extensive management experience across a number of industrial sectors, including financial services, the public sector, defence and support services with exposure in sales, marketing, customer services, finance and IT.

**14. Graeme Ferrero,**
**Managing Director, Defence**
Graeme's early career was spent working on marine systems, initially with Scicon and later CAP Scientific. He was part of the management team that formed BAeSema. He joined GEC-Marconi to negotiate the ASTUTE prime contract and subsequently transferred to Marconi Mobile Ltd to oversee business in the UK and Turkey, joining QinetiQ in 2001.


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15
18
21
24

**15. Mike Goodfellow,**
**Managing Director, Integrated Services**
Mike spent the earlier part of his career in the systems and engineering services sectors in industry, holding a number of divisional and company directorships. More recent senior management roles have included Commercial Director, DERA and Managing Director Programmes, DERA. In 2000, Mike was appointed MD of the Integrated Services business in QinetiQ.

**16. Alan Haskell,**
**Managing Director, Space**
Alan has worked in the field of space technology and its applications for more than 30 years. Alan worked on the development of pioneering infrared satellite sub-systems and he was closely involved in the launch of the European Space Agency's first remote sensing satellite and development of the UK National Remote Sensing Centre.

**17. Brenda Jones,**
**Group Marketing Director**
Brenda joined the organisation in 2001 from her previous role as Marketing Director, IBM, Europe, Middle East and Africa. She has more than 25 years of commercial marketing experience, including senior and international roles at BMW, Nike and Sony.

**18. Steve Luckhurst,**
**Group HR Director**
Steve is a Fellow of the Chartered Institute of Professional Development and has worked for the organisation for six years. He oversaw the creation of QinetiQ's pension scheme and the Human Resources function in the run-up to vesting. Previous positions include Assistant Director for Personnel with the MOD Naval Bases and the Supply Agency. He is a member of the CBI Employment Policy Committee.

**19. Sir Anthony Pigott,**
**Senior Defence and Security Advisor**
Sir Anthony was commissioned from Sandhurst into the Royal Engineers. He is a graduate of Staff College Camberley and the Royal College of Defence Studies. He joined QinetiQ in March 2004. His final military appointment was Deputy Chief of Defence Staff (Commitments).

**20. Gavin Richardson,**
**Managing Director, Information, Communications and Electronics**
Gavin's experience in the telecommunications sector includes seven years with BT, where his most recent role was Sales Vice President in Concert – BT's joint venture with AT&T. Prior to joining QinetiQ, Gavin was UK MD and Vice President of European Sales at Carrier1 – a pan-European communications company.

**21. Frank Rozelaar,**
**Group Technical Director**
Frank's expertise is grounded in diverse sensors and systems work. His roles have included Technical Manager for the MOD's £1bn Rapier programme, Head of Surveillance Systems Division in DRA and Director Strategy of QinetiQ's Sensors & Electronics Division. He was appointed to his current role in May 2004.

**22. Andrew Sleigh,**
**Managing Director, KI Systems**
In his early career, Andrew undertook pioneering research on thermal imaging and pattern processing at the Malvern site. After a period as Director of Science for Command and Information Systems in the MOD, Andrew became MD of DERA's Centre for Defence Analysis. Andrew was later appointed Capability Manager for Information Superiority in the MOD, before rejoining QinetiQ in 2001 as MD, MOD Channel. He moved to his current role in 2003.

**23. Alan Threadgold,**
**Director, Estates**
Alan is an Electronic Engineer by profession. He has worked in QinetiQ and its predecessor organisations for the majority of his career. Senior roles have included Director of the Centre for Human Sciences, Director Aircraft Test and Evaluation, Operations Director for the MOD's Defence Estates Agency and Managing Director, Knowledge & Information Systems.

**24. Duncan Valentine,**
**Managing Director, Transport**
Duncan joined QinetiQ from Timken where he was responsible for launching global products and service platforms. Duncan has led international technology development teams in the UK, Europe and the United States, primarily focusing on delivering products and services to the transport sector.

**25. Doug Webb,**
**Group Financial Controller**
Doug joined QinetiQ in 2003 from LogicaCMG, where his most recent role was Regional Finance Director for Mainland Europe. He spent five years working for Logica in the USA in both finance and operational roles, including Executive Vice President, Telco Division. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

**26. Alun Williams,**
**Managing Director, Health**
Alun has extensive experience on the commercial side of the healthcare market in a broad range of sectors, including pharmaceuticals and medical devices. He has worked for major blue chip healthcare companies, including Abbott Laboratories, Smiths Industries and American Home Products Corporation.

# OPERATING AND FINANCIAL REVIEW

**Results**
Trading improved steadily throughout the year as market conditions promoted interest across the broad range of our defence and security capabilities.

Group turnover for the year grew 3% to £795.4m (2003: £774.9m). The Group's operating profit before exceptional items and share in operating loss in joint ventures and associates was £56.7m (2003: £44.4m), resulting in an operating margin of 7.1%(2003: 5.7%). Earnings before interest, tax, depreciation and amortisation (EBITDA) pre-exceptional items grew 18% to £94.3m (2003: £77.6m).

After profit on sale of fixed assets of £7.4m (2003: loss of £1.5m), share of operating loss in joint ventures and associates of £4.6m (2003: £8.5m) and interest payable of £11.9m (2003: £5.1m), the profit on ordinary activities before tax was £47.6 m (2003: £10.0m). Interest payable includes £6.1m (2003: receivable of £3.5m) in respect of the FRS17 pension liability.

The Group had an operating cash inflow of £139.2m (2003: outflow £5.6m). The Directors have not declared any dividend in respect of the current year (2003: nil).

**Market sector review**
Turnover from our principal customer, the MOD, remained strong showing overall growth of 3%. The first year of the Long Term Partnering Agreement (LTPA) was successfully completed with the new arrangements promoting increased levels of tasking business. As anticipated, the level of competition within the research programmes increased this year but we continue to maintain a high success rate for competed bids.

With the uncertainty engendered by the PPP Transaction now well behind us, we are seeing increasing opportunities in the commercial defence market. Turnover in this market increased 8% in the year. A growing pipeline in both the UK and USA is evidence of the positive view the major defence sector prime contractors take of the value that QinetiQ capabilities can bring to their broader offerings.

Civil markets continue to offer mixed opportunities with world market conditions generating continued caution in sectors such as IT, transport and telecommunications. We have, however, seen strong growth in the energy, space and public sector markets. Taken together with strong royalty revenues, overall civil turnover grew by 12% in the year.

Turnover generated by our Estates Division declined 30% in the year to £15.7m, consequent upon the successful programme of disposals of surplus property. Turnover derived from sales to our joint ventures and associates fell 62% in the year to £4.7m as the portfolio moved from a technical development phase into preparation for market exploitation.

**Review of operations**
The review of operations below analyses the Group's performance by Division with reference to the segmental analysis of performance in note 1 to the Financial Statements. The comparative data has been restated to present the results on a basis consistent with current management responsibility.

**Integrated Services (IS)**
The current year was the first that IS (formerly known as Complex Managed Services Division) operated under the LTPA, a 25-year agreement under which QinetiQ delivers agreed levels of investment, service provision and cost reductions in exchange for security of income. Service provision and cost reduction went according to plan with all major KPIs being delivered, despite the level of investment spend lagging behind expectations as the new approval processes were bedded down.

The success of the core service and the improved terms offered to customers saw a sharp increase in the volume of testing activity in the year. As a result, the Division's turnover increased 16% to £264.0m (2003: £227.8m) delivering an operating profit* of £13.9m (2003: £12.8m). Headcount declined 93 to 2,753 as the rationalisation of the Air Ranges under the LTPA was progressed.

**Sensors & Electronics (S&E)**
S&E had a strong year with operating profit* growing 182% to £17.5m (2003: £9.6m), including a major contribution from royalty revenue technology licences, on turnover of £146.7m (2003: £142.0m). The relatively modest turnover growth reflects the very strong end to the previous year driven by urgent operational requirements supporting the armed services in the Iraq conflict.

Operating* margins improved to 11.9% (2003: 6.8%) as the Division focused on eliminating non-value-adding costs and improved project performance. Headcount was level during the year and closed at 1,403.

**Knowledge & Information Systems (KI Systems)**
The year was one of recovery for KI Systems, with a focus on turning round loss-making business centres while maintaining the strong performance in areas such as the Centre for Human Sciences, Intelligence Systems and Communications business centres.

The 1901 Census business has become cash generative in the year while the Trusted Information Management Business Centre returned to profitability by year-end. As a result the Division delivered an operating profit* of £6.1m (2003: £0.9m) on turnover up 3% to £153.6m (2003: £148.9m). Headcount decreased by 154 to 1,801.

**Future Systems & Technology (FST)**
During the first half of the year, FST saw a weakening in some of its more traditional markets, notably the

materials sector, and a mismatch between the skills of available resources and the high backlog in other business centres. Focused management attention on these issues saw a recovery towards the end of the year and the Division enters the new year in an improved position. The second half recovery could not fully offset the slow start to the year and turnover finished down 4% at £211.8m (2003: £219.6m).

Management action taken during the year and tight control over costs led to a reduction of 163 in headcount to 2,182. Operating margin was 9.1% (2003: 9.6%) and the operating profit decreased to £19.2m (2003: £21.1m).

**Corporate and other**
Corporate, which includes the Estates Division, delivered turnover down 47% to £20.1m (2003: £37.9m). The reduction reflects the ongoing programme of surplus property disposals and the consequent loss of third party rental income.

An exceptional profit of £7.4m (2003: loss of £1.5m) arose on the disposal of surplus properties. The principal disposal was Chertsey for an initial consideration of £48.5m of which £7.8m has been received with the balance of £40.7m due in September 2005. A further £7.5m is receivable once certain contractual conditions have been satisfied. Additional consideration will be received should certain planning and other milestones be achieved by the purchaser. The value of this additional consideration is dependent upon the terms and extent of any future planning permission that might be granted and accordingly cannot be reliably estimated at this time.

On 2 June 2004, contracts were exchanged for the sale of the Pyestock North property for £54m.

***Pensions***
The Group has adopted FRS17, which provides a snapshot valuation of the defined benefit element of the Group pension scheme. During the year, improving stock market conditions have contributed significantly to a £98.2m increase (2003: £8.7m reduction) in the value of the scheme assets. This has been largely offset by a reduction to 5.5% (2003: 5.6%) in the discount rate applied to the liabilities and an increase in the assumed long-term inflation rate to 2.8% (2003: 2.6%). The FRS17 liability of £115.3m (£147.1m) is net of a first time deferred tax benefit of £30.1m as we now have greater certainty over the reversal of pension-related timing differences in view of the utilisation of our brought forward UK tax losses.

Funding levels are set after full actuarial valuations, the latest of which was performed as at 30 June 2002 and identified a deficit of £29.0m. The next valuation is due in June 2005. The MOD has indemnified the Group's parent undertaking, QinetiQ Holdings Limited (QHL), up to a maximum deficit of £45.0m, of which £36.1m has been recognised in the QHL accounts. Accordingly the overall QHL Group pension liability net of tax is £79.2m (2003: £112.9m).

**Joint ventures and associates**
The portfolio of joint ventures and associates made good progress in the year with accelerating momentum in developing technologies into commercial products. New investment was focused on those showing most promise in the near term. Our share of turnover from ventures remained level at £0.8m and our share of their operating losses reduced to £4.6m (2003: loss of £8.5m). New investment in joint ventures and associates totalled £2.4m (2003: £8.1m).

Subsequent to the year-end, we have reached a conditional agreement to sell our 42.7% interest in pSiMedica Limited to our partner pSivida Limited for approximately £18.6m, representing a nine-fold return on the capital invested. This transaction is expected to complete in July 2004. The consideration will be settled £1.7m in cash and £16.9m by way of the issue of 35.7m new pSivida shares representing 17.6% of its share capital. We have agreed to retain at least 19.76m of the pSivida shares for 12 months from completion.

**Taxation**
The Group has a current tax charge of £1.2m, which is primarily attributable to overseas withholding taxes. There is no UK current tax charge due to the availability of research and development relief and brought forward tax losses.

The total tax charge is expected to remain below the statutory rate due to the availability of research and development relief.

***Ownership structure***
The Group is a wholly owned subsidiary of QHL, a company controlled by funds managed by The Carlyle Group, but in which the MOD retains a majority economic interest. The Group is funded through equity and intercompany debt. All external bank debt is held by QHL. Further details are given in note 26.

At an EGM held on 28 April 2004, a repayment of £75m of QHL's preference share capital was approved. The redemption, together with payment of accrued dividends of £8.9m, will be effected on 14 June 2004. To fund these payments, the Group will make a loan of £83.9m to QHL.

**Cash flow**
The Group's cash inflow from operating activities was £139.2m (2003: outflow of £5.6m), with the key components being £98.9m (2003: £80.6m) operating profit before depreciation, impairment provisions and share of losses in joint ventures and a net inflow of £40.3m (2003: outflow of £86.2m) from movements in provisions and working capital.

The improvement in working capital reflects increased management attention to the underlying business drivers throughout the working capital cycle.

The cash inflow before financing was £130.7m (2003: outflow of £42.2m), of which £57.0m was used to repay loans from the parent undertaking. Group net cash at 31 March 2004 was £2.6m (2003: net debt £128.1m).

**Treasury policies**
QinetiQ Group Treasury operates within a framework of policies and procedures approved by the Audit Committee, which include strict controls on the use of financial instruments in managing the Group's risk. The Audit Committee receives regular reports on the activities of the Treasury Department. The Group does not undertake any trading activity in financial instruments. The Treasury Department is responsible for treasury strategy, funding requirements, cash management, banking relationships, the management of financial risk including interest rate, currency exposures and covenant compliance, and other treasury issues throughout the Group. All treasury interfaces with banks and third parties are governed by dealing mandates, facility letters and other agreements.

**Foreign exchange risk management**
During the year ended 31 March 2004 the majority of the Group's income and expenditure was settled in sterling. The most significant currencies to which the Group is exposed are the US Dollar and Euro.

The Audit Committee has approved policies dealing with transaction exposures (typically being trading cash flows which impact the profit and loss account) and translation exposure (the investment in, and underlying assets and liabilities of, overseas subsidiaries). The Group's policy is to hedge transaction exposure at the point of commitment to the underlying transaction. The Group does not typically hedge uncommitted future transactions, although transaction risks are fully considered and appropriately mitigated when bidding for new work. The Group does not currently hedge translation exposure.

**Interest rate risk management**
A significant portion of the Group's debt is floating rate debt and, therefore, is exposed to movements in interest rates. All the Group's debt is sterling denominated.

In note 26 to the Financial Statements we set out, inter-alia, the net borrowing position of the enlarged Group, including QHL, in order to provide a fuller understanding of the utilisation of external debt to which the Group had access. At 31 March 2004, the enlarged Group had entered into swaps to convert 86% (2003: 64%) of the bank debt to fixed rates.

**Group funding**
The Group's policy towards funding is to ensure that it has sufficient facilities available for its ongoing operations. The funding arrangements include financial covenants, which are incorporated into the budgeting and reporting processes.

At 31 March 2004, the Group had £154.5m (2003: £74.3m) of cash. The Group's policy is to place cash on deposit with a limited number of major banks approved by the Audit Committee. The Group had bank loans outstanding at 31 March 2004 of £56.7m (2003: £50.2m) and a loan from QHL of £95.2m (2003: £152.2m), giving a net cash position of £2.6m (2003: net debt £128.1m). Bank Facilities available to the Group totalled £395.8m (2003: £455.1m).

**Accounting standards**
In November 2003, the Accounting Standards Board issued Application Note G to FRS5 to provide more detailed guidance on revenue recognition policies. In response to this new guidance, the Group's policy regarding the recognition of turnover and profit on short-term contracts has been revised as described in Note 1. The net effect of this change was to reduce turnover and profit in the current year by £2.8m and £0.7m respectively.

**International Accounting Standards (IAS)**
IAS are due to become mandatory for all listed companies in the European Union from 2005. Their adoption will be optional for private companies in the UK from that date, although a process is underway to converge UK Accounting Standards with IAS over the next few years. Accordingly the Group is preparing for the potential adoption of IAS for its year ending 31 March 2006.

The process of assessing the impact of IAS on the Group's accounting policies has commenced with a view to completing the work in sufficient time to allow collation of data under IAS for the year ending 31 March 2005. The principal differences identified to date between IAS and current UK standards, which may have a significant effect on the Group, arise from accounting for goodwill, pension accounting, marking to market of interest rate and currency derivatives, balance sheet disclosure of preference share capital and the capitalisation of development costs.

**Outlook**
Following a successful first full year as a private sector company, the Group is well positioned to capitalise on its technological strengths in its core markets and to exploit its capabilities on a wider geographic basis.

Graham Love
Chief Financial Officer
8 June 2004

**Operating profit before loss of joint ventures and associates.*

# REPORT OF THE DIRECTORS

The Directors present their report and the audited financial statements for the year to 31 March 2004.

**Principal activity**
The Group's principal activity is the supply of scientific and technical services.

**Business review**
The profit on ordinary activities of the Group before tax was £47.6m (2003: £10.0m)*.

A description of the Group's performance during the year and the likely future developments is contained in the Chief Executive Officer's report on pages 4 to 7 and in the Operating and Financial Review on pages 30 to 32.

**Research and development**
The Group undertakes funded research and development for customers. The Group also invests in the commercialisation of promising technologies across all areas of business.

**Proposed dividend**
The Directors do not recommend the payment of a dividend.

**Market value of land and buildings**
Due to the specialised nature of the QinetiQ business the valuation of buildings used in the business is based upon depreciated replacement cost. The Directors have carried out a review to ensure that these values are supported by business projections.

Surplus properties, some of which will remain in use by QinetiQ for a considerable time, are held at the lower of net book value and Directors' valuation. In the opinion of the Directors, the market value of the surplus properties is in excess of the book value of these assets at 31 March 2004.

**Policy and practice on payment of suppliers**
The policy of the Group is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms based on the timely submission of satisfactory invoices. At 31 March 2004 the trade creditors of the Group represented 35 days of annual purchases (2003: 32 days).

**Directors and Directors' interests**
The Directors in office at the date of this report are detailed on page 27. The dates of Director appointments can be found on page 40 and details of the Board committees are given on pages 34 and 35. Details of the Directors' emoluments and interests are shown in the Report of the Remuneration Committee on pages 38 to 41.

**Employees**
The Group is an equal opportunities employer and upholds the principles of the Employment Service's 'Two Ticks' symbol. Every possible consideration is given to applications for employment, regardless of gender, religion, disability or ethnic origin, having regard only to skills and competencies. This policy is extended to existing employees and any change which may affect their personal circumstances. The policy is supported by strategies for professional and career development.

QinetiQ seeks to utilise a range of communication channels to employees in order to involve them in the running of the organisation. This is done using various media including in-house magazine, intranet, regular newsletters, bulletins, management briefings, trade union consultation and widespread training programmes.

**Environment**
Details of the Group's policy and practice in relation to the environment is detailed on pages 25 and 26, the Corporate Responsibility report.

**Post-balance sheet events**
Shareholders' attention is drawn to the following events which have occurred since 31 March 2004 and up to 8 June 2004:

1. The Group has agreed to sell its 42.7% holding in pSiMedica to its partner pSivida for approximately £18.6m, as described in more detail on page 53.
2. On 2 June 2004, the Group exchanged contracts for the sale of the Pyestock North freehold site for £54m. Completion of the sale is expected on 21 June 2004.
3. QinetiQ Holdings Limited, the parent company, has approved the redemption of £75m of preference shares plus related accrued dividend of £8.9m, as described in more detail on page 53.

**Political and charitable contributions**
The Group made no political contributions during the year or in the prior year. Donations to UK charities amounted to £32,000 (2003: £44,000).

**Auditor**
In accordance with Section 385 of the Companies Act 1985, a resolution to re-appoint KPMG Audit plc as auditor of the company is to be proposed at the forthcoming annual general meeting.

By order of the Board

Lynton Boardman
Company Secretary
85 Buckingham Gate
London SW1E 6PD
8 June 2004

*2003 amount restated

# STATEMENT OF CORPORATE GOVERNANCE

The revised Combined Code on Corporate Governance, which was introduced in July 2003, provides principles of good governance and a code of best practice for UK listed companies. While not currently required to comply with the Code, QinetiQ is committed to the highest standards of corporate governance and has complied with the best practice provisions of Section 1 of the Combined Code, where relevant, throughout the last financial year and up to the point of approval of the Report and Accounts. This Corporate Governance statement, together with the report of the Remuneration Committee, explains how the Group has applied the governance principles and achieved compliance throughout this period.

**Board structure**
The Board comprises a Non-executive Chairman, five additional Non-executive Directors (including two Carlyle appointees and two MOD appointees) and three Executive Directors, including the Chief Executive Officer, the Chief Financial Officer and the Group Commercial Director, with the objective of achieving a balance of Executive and Non-executive Directors. The roles of Chairman and Chief Executive are separate.

The Board considers two of the Non-executive Directors, Dame Pauline Neville-Jones (the Chairman) and Jonathan Symonds, to be independent, as they are independent of the company's executive management and free from any business or other relationship that could materially interfere with the exercise of their non-executive duties. The remaining Non-executive Directors are appointed either by the MOD or Carlyle.

The Board meets regularly throughout the year, and in the last financial year met on ten separate occasions. In addition, there are five committees of the Board (each having its own terms of reference) which are empowered to give detailed consideration to various aspects of the company's operations. These committees, together with a brief description of their remit are as follows:

- **Nominations Committee** recommends to the Board individuals for appointment to the Board and its Committees.
- **Remuneration Committee** makes recommendations to the Board on the remuneration and benefits packages for the Executive Directors and reviews bonus arrangements, terms and conditions of employment and compensation terms for loss of office for members of the Leadership Team.
- **Audit Committee** oversees on behalf of the Board the financial and internal/external audit functions and reviews all controls (both financial and operational) and risk management processes operating in the business – please see below for more information.
- **Investment Committee** reviews all proposed investments exceeding the delegated authority of the Chief Executive Officer, including major acquisitions and divestments, major bids, significant capital expenditure and material contracts.
- **Compliance Committee** monitors the effective application of the Compliance Regime required by the MOD to maintain the position of QinetiQ as a supplier of independent and impartial scientific/technical advice to the MOD and ensures that standards involving human volunteers are constituted and operated according to the principles outlined in the declaration of Helsinki (1962) and that published by the Royal College of Physicians.

**Directors' responsibilities**
Statements explaining the Directors' responsibilities for preparing the Group's financial statements and the auditors' responsibilities for reporting on those statements are set out on page 42.

***Going concern***
The Directors are of the opinion that the Group has adequate resource to continue to operate for the foreseeable future and have prepared the accounts on a going concern basis.

**Audit Committee**
The Audit Committee meets at least four times a year to carry out the following tasks:

- to consider the appointment/re-appointment of the external auditors and to set their fees
- to agree the scope of the audit prior to its commencement
- to review the cost-effectiveness of the audit on an annual basis
- to assess the qualifications, skills and resources and independence of the auditors
- to assess current procedures to ensure independence and objectivity
- to develop company policy with regard to non-audit services provided by the auditors
- to review significant financial reporting issues and judgements made in connection with the financial statements and reports
- to monitor the integrity of the Group's system of internal control (including risk management) and make recommendations to the Board.

The committee membership comprises three Non-executive Directors, chaired by Jonathan Symonds, all of whom are independent of the day-to-day running of the business. The CEO, CFO, Head of Internal Audit and a representative from the external auditors normally attend the committee meetings.

**Attendance at all Board and committee meetings April 2003/March 2004**

**Board**

| | Meetings Attended |
|---|---|
| Dame Pauline Neville-Jones | 10/10 |
| Colin Balmer | 9/10 |
| Sir Denys Henderson | 9/10 |
| Jonathan Symonds | 9/10 |
| Trevor Woolley* | 4/4 |
| Glenn Youngkin | 9/10 |
| Sir John Chisholm | 10/10 |
| Graham Love | 10/10 |
| Hal Kruth | 10/10 |

**Remuneration Committee #**

| | Meetings Attended |
|---|---|
| Dame Pauline Neville-Jones | 3/3 |
| Colin Balmer | 3/3 |
| Sir Denys Henderson | 3/3 |
| Glenn Youngkin | 3/3 |

**Audit Committee ▪**

| | Meetings Attended |
|---|---|
| Colin Balmer | 3/4 |
| Jonathan Symonds | 4/4 |
| Glenn Youngkin | 4/4 |

**Investment Committee ▲**

| | Meetings Attended |
|---|---|
| Jonathan Symonds | 4/6 |
| Glenn Youngkin | 6/6 |
| Sir John Chisholm | 6/6 |
| Graham Love | 6/6 |
| Hal Kruth | 5/6 |

**Compliance Committee +**

| | Meetings Attended |
|---|---|
| Dame Pauline Neville-Jones | 3/3 |
| Colin Balmer | 2/3 |
| Sir Denys Henderson | 3/3 |
| Trevor Woolley* | 1/1 |

* Trevor Woolley joined the QinetiQ Board following his appointment as Finance Director at the MOD on 29 October 2003.

**Financial reporting**
The Audit Committee reviews the application of the Group's accounting policies and the integrity of each set of financial statements prior to publication. In addition, it keeps under review the scope and quality, including the independence and objectivity, of the internal and external audit findings, the nature and extent of non-audit services provided by the external auditors and the fees paid to external auditors for both audit and non-audit work.

**Relationship with auditors**
The Audit Committee oversees the relationship with the Group's auditors, including their appointment and remuneration. In particular the Audit Committee has introduced guidelines to ensure that the independence and objectivity of the external auditors is safeguarded when carrying out non-audit work.

The principal features of these guidelines include the fact that all non-audit fees in excess of £50,000 are to be approved in advance by the Audit Committee and that the CFO must approve all contracts for non-audit work with the external auditor and the appointment of any of the auditor's employees into any senior role within QinetiQ. The policy expressly prohibits the auditors from valuing real estate or other material assets of the Group, from advising on potential corporate structures for accounting purposes, and from implementing or advising on financial and reporting systems. Furthermore, the policy prohibits the use of the external auditor for any non-audit work on which they may be asked to express an audit opinion.

**Internal controls**
The Board is ultimately responsible for the Group's system of internal control and for reviewing its effectiveness in safeguarding the shareholders' interests and the company's assets. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material mis-statement or loss. QinetiQ managers are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls to ensure effective mitigation. These risks, which are related to achievement of business objectives, are assessed on a continual basis and may be associated with a variety of internal and external events, including control breakdowns, competition, disruption, regulatory requirements and natural and other catastrophes.

A process of hierarchical self-certification has been established within the organisation which provides a documented and auditable trail of accountability for the operation of the system of internal control. This process is informed by a rigorous and structured self-assessment that addresses all of the guidance cited in the Combined Code. The process is relevant across all Group operations and provides for successive assurances to be given at increasingly higher levels of management and, finally, to the Board. The process is informed by internal audit, which also provides a degree of assurance as to the operation and validity of the system of internal control. Planned corrective actions are independently monitored for their timely completion.

The managers report regularly on risks (which are recorded at corporate, divisional and the next significant level of profit and loss as well as within all customer-facing projects) and how these are managed to both the Leadership Team and the Audit Committee.

The Leadership Team reviews on a monthly basis the risk management and control process and considers:

- the authority, resources and co-ordination of those involved in the identification, assessment and management of significant risks faced by the organisation
- the response to the significant risks which have been identified by management and others
- the monitoring of reports from Group management
- the maintenance of a control environment directed towards the proper management of risk.

The centrally provided internal audit programme is structured to address the risks identified by the company and is integrated across all business and functional dimensions, thereby reducing issues of overlap or gaps in coverage. These risks are identified dynamically and the Board is involved in this process as well as the Leadership Team.

The Chief Financial Officer provides to the Board monthly information that includes key performance and risk indicators. Where areas for improvement in the system of internal control are identified, the Board considers the recommendations made by the Leadership Team, the Audit Committee and the Compliance Committee.

The Audit Committee reviews, on behalf of the Board, the key risks inherent in the business and the system of internal control necessary to manage such risks and presents its findings to the Board. Internal Audit independently reviews the risk identification and control processes implemented by management and reports to the Audit Committee.

The Audit Committee also reviews the assurance process, ensuring that an appropriate mix of techniques is used to obtain the level of assurance required by the Board. It presents its findings to the Board on a regular basis. The Board has reviewed the effectiveness of the system of internal control that has been in operation during the year ended 31 March 2004. In particular, it has reviewed and updated the process for the identification and evaluation of significant risks affecting the business and the processes by which these are managed. However, the Board routinely challenges the management to ensure that the systems of internal control are constantly improving to maintain their continuing effectiveness.

**MOD Compliance**

The Articles of Association for QinetiQ require the company to ensure that it can remain an independent advisor to the MOD. The company has processes in place that ensure independence is achieved by maintaining firewalls between those giving advice to the MOD and those supporting industry. Other processes ensure that the Company does not conduct any manufacturing operations for the UK defence supply chain without the express agreement of the MOD.

These processes are described in the MOD Compliance Regime, which has been in place since QinetiQ ceased to be a trading fund of the MOD and was established as a separate legal entity ('vesting'). They balance the MOD's objective of ensuring the protection of the defence and security interests of the United Kingdom and QinetiQ's pursuit of commercial opportunities. The Regime:

- covers the provision of impartial advice and objective support to the MOD
- requires QinetiQ to seek permission wherever a potential conflict of interest could arise, including placing restrictions on defence manufacturing
- protects confidential information by requiring appropriate security arrangements; and
- forms part of QinetiQ's internal governance processes and is closely supervised by the Compliance Committee.

Where QinetiQ acts both in support of the MOD and as a partner with industry on the same MOD project, firewall arrangements are rigorously implemented to ensure that the interests of all parties are protected and safeguarded. A substantive audit programme is also carried out during the year to ensure that the controls are indeed being operated. This audit returned a satisfactory opinion for the financial year in question.

During the year, a total of 22 permissions were sought of the MOD under the Compliance Regime (compared with 37 the previous year) where potential conflicts of interest were identified by QinetiQ. Of these requests 13 were approved, three were not pursued and six were outstanding at the end of March 2004. None was refused. This compares with last year's requests when 24 were approved, five opportunities were not pursued and eight were outstanding of which all were subsequently approved except two that remain outstanding.

At the end of the year, 28 firewalls were in place with four being established and three being closed down. Of the firewalls in existence at vesting, 12 are extant within the overall figure of 28.

No breaches of the MOD Compliance Regime have been noted during the year.

**Trials involving human volunteers**
The QinetiQ Ethics Committee is constituted and operated in accordance with the principles outlined in the Declaration of Helsinki (1962) and the Guidelines on the Practice of Ethics Committees in Medical Research Involving Human Subjects published by the Royal College of Physicians (1996).

The Committee, which is wholly independent, comprises persons who are experienced medical, physiological or psychological investigators or have other professional and technical knowledge relevant to the work of the Ethics Committee. It also comprises one layperson, one general practitioner and one person who has knowledge of the law relating to human studies. It is chaired by Professor JH Coate, the Bowman Professor of Physiology at Birmingham University.

The Ethics Committee reviews and approves all trials involving human subjects carried out by QinetiQ, either at its own premises or elsewhere, and those conducted by others using QinetiQ's facilities. The objectives of the Ethics Committee are to:

- protect volunteers used in studies from possible harm
- protect volunteers' rights by ensuring that:
  - they are aware that their legal rights are not compromised by consenting to participate
  - they have the right to refuse to participate
  - they have the right to withdraw from the trial without prejudice
  - they have the ultimate right to communicate with the Ethics Committee should the normal communications channels be unsatisfactory
- facilitate medical and personnel-related research
- reassure the public
- safeguard the position of the scientists, by fulfilling this role.

During the period January to December 2003, the Ethics Committee received 38 protocols for consideration, of which 12 were approved without modification, 24 were approved after being revised, and two were approved by the Chairman's action. No protocols were denied approval. For the same period in 2002, 67 protocols were received for consideration, of which 14 were approved without modification, 43 were approved after being revised, eight were approved by the Chairman's action and two were not approved.

**Hazardous trials**
Hazardous activities involving aircraft or energetic materials have the potential to cause damage to people, property and the company's reputation. It is QinetiQ's objective to understand the risks within such activities and therefore to reduce the likelihood of accidents by applying the appropriate levels of risk reduction and internal control. This is achieved by defining the standards for risk assessment of the health, safety and environmental factors to be applied to all hazardous activities, and defining the competence criteria against which all staff will be assessed and certified before they take part in these activities.

A Hazardous Trials Board has been set up with an independent Chairman – Dr WAJ Couson, an acknowledged international expert on energetic materials and their effects – supported by a team of eight technical specialists and senior safety professionals drawn from the company. The Board reviews and approves protocols defining the scope, conditions and safety planning requirements with which activities must comply. Individual trials proposals are reviewed against the requirements of an approved protocol, ensuring that the proposals have assessed the risks involved and reduced them to acceptable levels and that all those involved in the conduct of the activity are competent to fulfil their role.

At the end of March 2004 – the first year of the operation of this process – some 574 activities involving aircraft or energetic materials had received approval to proceed.

# REPORT OF THE REMUNERATION COMMITTEE

This report sets out the current policy and disclosures in relation to Directors' remuneration. This report has been produced in accordance with Directors' Remuneration Report Regulations 2002. The report has been approved by the Remuneration Committee, and has been approved by the Board for submission to shareholders.

**The Remuneration Committee**
The Committee is responsible for determining the remuneration and the terms and conditions of service of the Executive Directors. The Committee is composed of Non-executive Directors. The current members are: Sir Denys Henderson (Chairman), Dame Pauline Neville-Jones, Glenn Youngkin and Colin Balmer. The Committee meets regularly, normally at least three times a year.

The Committee is responsible to the Board and shareholders for:

- setting the overall policy on senior executive remuneration
- determining and recommending to the Board the remuneration packages of each of the Executive Directors and Non-executive Directors' fees
- recommending to the Board any awards under executive share plans (and any other incentive arrangements involving the issue or transfer of shares in the company, other than all-employee schemes ('share based schemes')). The Committee will also oversee the administration and operation of these schemes
- approving any contract of employment or related contract for Executive Directors and the next most senior category of executives, ie the QinetiQ Leadership Team
- determining and approving remuneration including bonus arrangements and awards for the QinetiQ Leadership Team.

Hewitt Bacon & Woodrow provides actuarial and pensions advice to the Committee which draws reward data from a number of independent sources. The Chief Executive and the Head of Human Resources also attend the meetings of the Committee, except when their own remuneration is being considered. Any of the Executive Directors may be invited to attend committee meetings, although no individual would be present when their own remuneration was being discussed.

The Committee recommends to the Board a remuneration framework for Executive Directors and determines the remuneration arrangements for individual Executive Directors. The Committee aims to maintain a remuneration policy consistent with the company's business objectives which:

- attracts, retains and motivates individuals of high calibre
- is responsive to both personal and company performance
- is based on information from independent remuneration sources relating to companies of a comparable size (turnover and market capitalisation)
- is compatible with the principles for establishing remuneration for the company as a whole (based on market median and individual performance).

**Non-executive Directors**
The Chief Executive reviews the fees of the Non-executive Directors and makes recommendations to the Committee and the Board.

The responsibilities of the role and the level of fees paid in UK organisations of similar size and complexity to QinetiQ are considered in setting remuneration policy for Non-executive Directors.

Non-executive Directors are not eligible to participate in bonus, profit sharing or employee share schemes, nor do they receive pension contributions from the Company.

**Remuneration policy**
QinetiQ aims to reward employees competitively, taking into account individual performance, company performance, market comparisons and the competitive pressure in the industry. External comparisons are made on the basis of comparable roles in similar organisations in terms of size, market sector and business complexity in the UK. The committee considers that it is important to link a significant proportion of the total executive package to individual, corporate and divisional performance. Remuneration packages and performance targets are reviewed annually to achieve this.

**Components of remuneration**
The components of the remuneration packages for Executive Directors are as follows:

*Basic salary*
Basic salary for each Director is determined taking into account assessments of the Director's performance, experience and responsibility, together with market factors. Salaries are reviewed annually (although not necessarily increased). Factors taken into account are performance, contribution, increased responsibility and/or market pressures. For market comparison purposes, account is taken of company type, sector and measures of company size in terms of both market capitalisation and turnover.

*Benefits*
Benefits include a pension or contribution in lieu, as appropriate, plus car allowance and health insurance, neither of which is pensionable. The Company also pays an insurance premium in respect of death in service cover.

*Annual bonus*
Directors have 'in year' cash bonus arrangements, which are non-pensionable, linked to Group and personal performance. The annual bonus arrangements for 2003/04 are summarised below. The 2003/04 bonus scheme was structured around a nominal annual bonus of 50% of basic salary. All three Executive Directors were measured against the same five key objectives, three financial goals and two achievement goals. The financial goals were earnings before interest and taxes (EBIT), new commercial orders and a cash generation target. The achievement goals relate to maintenance of the existing high levels of customer satisfaction and increasing the level of staff engagement significantly. If the company fails to achieve 90% of budgeted EBIT, then no bonus is payable. Assuming that this criterion is met, then each of the objectives are weighted equally and each has a 90% threshold, above which an increasing bonus is payable as shown in the plot below, with bonus greater than 50% of salary available if performance over-achieves against the key objectives. The relationship between performance and bonus is shown below:

**Bonus – Executive Directors**


100%
75%
50%
25%
0%
Bonus as % of salary
80%
90%
100%
110%
120%
130%
Performance

Each Executive Director also has personal supporting objectives which may be used to moderate the award. The committee considers annually the choice of performance measures and the targets to be met.

**Service contracts**
Service contracts for Executive Directors are on a 12 month rolling basis. The current retirement age for both Sir John Chisholm and Graham Love is 60, which is subject to review. Hal Kruth is an employee of QinetiQ Inc. registered in the USA and has no predetermined retirement age.

Two Non-executive Directors (Dame Pauline Neville-Jones and Jonathan Symonds) have three year service agreements which complete on 30 June 2004. Arrangements are in hand to set up a follow-on agreement for Dame Pauline, and at the completion of his service agreement on 30 June 2004, Jonathan Symonds' position as a Non-executive Director will be taken over by Nick Luff, Finance Director of P&O. The remaining Directors have been appointed by the MOD and the Carlyle Group, and are likely to remain in post until an exit takes place whether by means of a listing or sale of the Group. The appointment and removal of shareholder appointees is solely at shareholder discretion.

**Current long-term incentives**
Hal Kruth received a participatory interest in the QinetiQ Venture Fund on 3 October 2001. In April 2004, the company agreed with Hal Kruth that this interest would be ended, and that he would be paid the sum of £100,000 in compensation. This event occurred after 31 March 2004, but is disclosed in these accounts for completeness. Otherwise, there is currently no general long-term incentive plan in place. Long-term incentive for the Leadership Team is derived from participation in the equity of the parent undertaking – QinetiQ Holdings Limited.

**Option Scheme in shares of QHL**
A share Option Scheme open to all employees was approved by the Board in July 2003 and options were granted to all permanent UK employees, including Executive Directors, on 25 July 2003. Each option is over 40 shares (per employee) and the price was set at £1 per share.

| | Notes | Salary/Fees £ | Bonus (a) £ | Benefits (e) £ | Total 2004 £ | Total 2003 £ |
|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | |
| Sir John Chisholm | | 295,000 | 151,319 | 20,222 (f) | 466,541 | 472,351 |
| Hal Kruth | | 204,083(d) | 100,000 | 11,913 (g) | 315,996 | 343,254 (i) |
| Graham Love | | 232,000 | 127,600 | 56,401 (h) | 416,001 | 395,360 |
| **Non-executive Directors** | | | | | | |
| Dame Pauline Neville-Jones | | 133,334 | | | 133,334 | 115,806 |
| Sir Denys Henderson | | 34,167 | | | 34,167 | 2,301 |
| Jonathan Symonds | | 34,167 | | | 34,167 | 30,000 |
| Colin Balmer | (b) | – | | | – | – |
| Trevor Woolley | (b) (c) | – | | | – | – |
| Glenn Youngkin | (b) | – | | | – | – |
| **Former Directors** | | | | | | |
| Sir John Egan | | – | | | – | 20,833 |
| Jack Fryer | | – | | | – | 19,836 |
| Clay Brendish | | – | | | – | 15,000 |
| | | **932,751** | **378,919** | **88,536** | **1,400,206** | **1,414,741** |

(a) Includes performance bonuses approved but not paid in the financial period
(b) Do not receive fees for Non-executive Director appointment
(c) Appointed 29 October 2003
(d) Includes payment of £4,083 for a salary increase that was backdated to 1 September 2002 and so formally applies to 2003 package
(e) Benefits apart from pensions
(f) Includes life insurance, health insurance premium and chauffeur benefits
(g) Payment covers life insurance, health insurance and tax return fees
(h) Includes cash car allowance of £10,000 and £46,401 in lieu of pension contribution
(i) The 2003 remuneration has been restated by an additional £37,255 in respect of bonus, which was included in the profit and loss account for 2003

**Directors' remuneration**
The above information on Directors' remuneration and Directors' interests on page 41 has been audited.

**Pensions**
The Group's policy is to offer all UK employees membership of the QinetiQ Pension Scheme, as described in note 25. This scheme contains both defined benefit and defined contribution sections. Sir John Chisholm is a member of the defined benefit section. Hal Kruth is a member of the QinetiQ 401k plan. This plan is a defined contribution scheme. In addition, with effect from 1 January 2004, Hal Kruth became a member of the defined contribution section of the QinetiQ Pension Scheme.

On his transfer from the Civil Service in 2001, Sir John Chisholm was entitled to continue to accrue benefits that were broadly comparable to the defined benefits he would have been eligible to accrue had his employment not been transferred. While the details of the broadly comparable QinetiQ benefits were being confirmed, QinetiQ's accounts have included pension disclosures for him as if he had continued to accrue his Civil Service defined benefits. His QinetiQ benefits have now been finalised and part of the defined benefits disclosed in the previous years' company accounts will not actually be provided by QinetiQ but instead will be provided through the relevant Civil Service arrangements. QinetiQ will provide benefits to Sir John Chisholm through the QinetiQ Pension Scheme (Defined Benefits section) and the Sir John Chisholm Retirement Benefits Scheme (a defined contribution scheme) in respect of the period from July 2001.

Details of the value of individual pension entitlements and information relating to defined benefits available to Sir John Chisholm under the QinetiQ Pension Scheme, as required under Schedule 7A section 12(2) of the Companies Act 1985, are shown below.

**Disclosures in relation to defined contributions**
Details of the contributions payable to the Sir John Chisholm Retirement Benefits Scheme, as required under Schedule 7A section 12(3) of the Companies Act 1985 and LR12.43A (c)(x) of the FSA's Listing Rules, are shown below.

The company contribution payable in respect of the year to 31 March 2004 was £80,736. In addition, a contribution of £163,562 is also payable in respect of the period from 1 July 2001 to 31 March 2003.

| Executive Directors | Additional accrued pension earned in the year (including inflation) £pa | Additional accrued lump sum earned in the year (including inflation) £ | Accrued pension entitlement at 31 March 2004 £pa | Accrued lump sum entitlement at 31 March 2004 £ | Transfer value at 31 March 2003 £ | Transfer value at 31 March 2004 £ | Increase in transfer value less Director's contributions £ |
|---|---|---|---|---|---|---|---|
| Sir John Chisholm | 1,362 | 4,086 | 3,631 | 10,893 | 44,480 | 74,916 | 24,051 |

**Notes to pension benefits**

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.
3. Members of the scheme have the option to pay Additional Voluntary Contributions: neither the contributions nor the resulting benefits are included in the above table.

**Disclosures in respect of Hal Kruth**

As at 1 April 2003, Hal Kruth was a US resident and a member of the US QinetiQ 401k Safe Harbor Plan (a defined contribution scheme). He joined the QinetiQ Pension Scheme (defined contribution section) with effect from 1 January 2004. During the year, contributions of £4,341 (2003: £5,200) were paid into the 401k plan and £8,903 (2003: nil) were paid into the QinetiQ Pension Scheme.

**Directors' interests**

The interests of the Directors in office at 31 March 2004 in the shares of QHL, all of which were purchased on 28 February 2003 and remain unchanged at 8 June 2004, were as follows:

| Executive Directors | D ordinary shares of £1 | Convertible non-voting A ordinary shares of £1 | Convertible non-voting B ordinary shares of £1 | Redeemable cumulative preference shares of £1 |
|---|---|---|---|---|
| Sir John Chisholm | 129,500 | 920 | 80 | 9,000 |
| Hal Kruth | 69,375 | – | – | – |
| Graham Love | 106,375 | 920 | 80 | 9,000 |

**Non-executive Directors**

The following Non-executive Directors indirectly hold beneficial interests in QHL, which expressed as a percentage of the called up share capital of the company are: Dame Pauline Neville-Jones (0.04%); Sir Denys Henderson (0.08%); Jonathan Symonds (0.04%) and Glenn Youngkin (0.06%).

**Share Options**

The Executive Directors, as detailed above, have all been granted 40 £1 B ordinary share options in QinetiQ Holdings Limited. These were granted on 25 July 2003.

Options are exercisable at or after an exit (i.e. flotation of the company or a sale) and must be exercised before the tenth anniversary of the date granted. If an option is not exercised within the dates, it will lapse.

Sir Denys Henderson
Chairman, Remuneration Committee
8 June 2004

# STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

# INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF QINETIQ GROUP PLC

We have audited the financial statements on pages 44 to 68. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of Directors and auditors**
The Directors are responsible for preparing the Annual Report and the Directors' remuneration report. As described on page 42, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed. We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements.

**Basis of audit opinion**
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

**Opinion**
- the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 March 2004 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London
EC4Y 8BB
8 June 2004

# GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH

| | Notes | 2004 £m | 2003 (restated) £m |
|---|---|---|---|
| Turnover: Group and share of joint ventures | 1 | 796.2 | 775.7 |
| Less share of joint ventures | | (0.8) | (0.8) |
| **Group turnover** | | **795.4** | **774.9** |
| Cost of sales | | (149.1) | (145.2) |
| **Gross profit** | | **646.3** | **629.7** |
| Operating expenses | | (589.6) | (604.6) |
| Operating profit before exceptional items | | 56.7 | 44.4 |
| Exceptional asset impairments | 3(a) | – | (13.8) |
| Exceptional operating expenses | 3(b) | – | (5.5) |
| **Group operating profit** | 2 | **56.7** | **25.1** |
| Share of operating loss in joint ventures and associates | | (4.6) | (8.5) |
| **Total operating profit** | | **52.1** | **16.6** |
| Profit/(loss) on disposal of fixed assets | 3(c) | 7.4 | (1.5) |
| **Profit on ordinary activities before interest and taxation** | | **59.5** | **15.1** |
| Net interest payable and other similar charges | 4 | (11.9) | (5.1) |
| **Profit on ordinary activities before taxation** | 1 | **47.6** | **10.0** |
| Tax on profit on ordinary activities | 5 | (10.1) | (3.4) |
| **Profit on ordinary activities after taxation** | | **37.5** | **6.6** |
| Equity minority interest in subsidiary undertakings | | 1.5 | 4.2 |
| **Retained profit attributable to ordinary shareholders** | 19 | **39.0** | **10.8** |

All operations are continuing.
There is no difference between the profit for the year and that prepared on an historical cost basis.
The prior year restatement has resulted in an increase in profit before taxation of £0.8m for the year ended 31 March 2003, to reflect the adoption of FRS5, Application Note G, as detailed in the accounting policies section.

# BALANCE SHEET
# AS AT 31 MARCH

| | Notes | Group 2004 £m | Group 2003 (restated) £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Intangible assets | 9 | 1.0 | 0.9 | – | – |
| Tangible assets | 10 | 428.2 | 504.0 | – | – |
| Investment in subsidiary undertakings | 11(a) | – | – | 205.5 | 206.0 |
| Investment in associates | 11(b) | 0.4 | – | – | – |
| | | **429.6** | **504.9** | **205.5** | **206.0** |
| **Current assets** | | | | | |
| Stocks and work in progress | 12 | 1.1 | 2.9 | – | – |
| Debtors | 13 | 274.3 | 249.7 | 140.9 | 140.5 |
| Cash at bank and in hand | | 154.5 | 74.3 | – | – |
| | | **429.9** | **326.9** | **140.9** | **140.5** |
| Creditors: amounts falling due within one year | 14 | (355.6) | (375.6) | (0.1) | (0.3) |
| **Net current assets/(liabilities)** | | **74.3** | **(48.7)** | **140.8** | **140.2** |
| **Total assets less current liabilities** | | **503.9** | **456.2** | **346.3** | **346.2** |
| Creditors: amounts falling due after more than one year | 15 | (57.1) | (50.5) | (0.4) | (0.4) |
| Provisions for liabilities and charges | 16 | (48.8) | (55.2) | – | – |
| Provision for joint venture deficit: | | | | | |
| – Share of gross assets | | 2.4 | 8.6 | – | – |
| – Share of gross liabilities | | (3.4) | (11.6) | – | – |
| | 11(b) | (1.0) | (3.0) | – | – |
| Provision for investment in associates | 11(b) | – | (0.1) | – | – |
| **Net assets excluding pension liabilities** | | **397.0** | **347.4** | **345.9** | **345.8** |
| Defined benefit pension scheme net liabilities | 25 | (115.3) | (147.1) | – | – |
| **Net assets** | 1 | **281.7** | **200.3** | **345.9** | **345.8** |
| **Capital and reserves** | | | | | |
| Called up share capital | 18 | 345.8 | 345.8 | 345.8 | 345.8 |
| Profit and loss account | 19 | (63.1) | (141.3) | 0.1 | – |
| **Equity shareholders' funds** | | **282.7** | **204.5** | **345.9** | **345.8** |
| Equity minority interest | | (1.0) | (4.2) | – | – |
| | | **281.7** | **200.3** | **345.9** | **345.8** |

The accounting policies and notes on pages 48 to 68 form an integral part of these financial statements.
The financial statements on pages 44 to 68 were approved by the Board of Directors on 8 June 2004 and signed on its behalf by:

Sir John Chisholm
Chief Executive Officer

Graham Love
Chief Financial Officer

# GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH

| | | 2004 £m | 2003 £m |
|---|---|---|---|
| Cash inflow/(outflow) from operating activities | 20(a) | 139.2 | (5.6) |
| *Returns on investments and servicing of finance* | 20(b) | (4.9) | (9.2) |
| Tax paid | | (1.5) | – |
| Capital expenditure and financial investment | 20(c) | (1.6) | (27.6) |
| Acquisitions and disposals | 20(d) | (0.5) | 0.2 |
| **Cash inflow/(outflow) before financing** | | **130.7** | **(42.2)** |
| Financing | 20(e) | (50.5) | 81.6 |
| **Increase in cash in the year** | | **80.2** | **39.4** |

# RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE YEAR ENDED 31 MARCH

| | Notes | 2004 £m | 2004 £m | 2003 £m | 2003 £m |
|---|---|---|---|---|---|
| Increase in cash in the year | | | 80.2 | | 39.4 |
| New loans | | (10.8) | | (60.0) | |
| Loan from parent undertaking | | – | | (152.2) | |
| Loan repayment to parent undertaking | | 57.0 | | – | |
| Loan repayments | | 4.3 | | 130.0 | |
| | | | 50.5 | | (82.2) |
| Capital element of finance lease repayments | 20(e) | | – | | 0.6 |
| **Change in net debt resulting from cash flows** | | | **130.7** | | **(42.2)** |
| Net debt at the start of the year | | | (128.1) | | (85.9) |
| **Net cash/(debt) at the end of the year** | 21 | | **2.6** | | **(128.1)** |

## GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 MARCH

| | Notes | 2004 £m | 2003 (restated) £m |
|---|---|---|---|
| Profit for the financial year excluding joint ventures and associates as reported | | 43.4 | 18.7 |
| Share of losses in joint ventures and associates for the year | | (4.4) | (8.7) |
| Prior year adjustment on adoption of amendment to FRS5* | | – | 0.8 |
| **Profit for the year as restated** | | **39.0** | **10.8** |
| (Loss) /gain arising on the refinancing of joint ventures and associates | 11(b) | (0.6) | 0.1 |
| Exchange loss | | (0.4) | (0.5) |
| Actuarial gain/(loss) recognised in the defined benefit pension scheme | 25 | 10.1 | (124.8) |
| Deferred tax asset on pension deficit | 25 | 30.1 | – |
| **Total recognised gains/(losses) for the year as restated** | | **78.2** | **(114.4)** |

## RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 31 MARCH

| | Notes | Group 2004 £m | Group 2003 (restated) £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| Equity shareholders' funds at 1 April | | 204.5 | 312.5 | 345.8 | 345.6 |
| Prior year adjustment on adoption of amendment to FRS5* | | – | 1.2 | – | – |
| **Equity shareholders' funds at 1 April as restated** | | **204.5** | **313.7** | **345.8** | **345.6** |
| Profit for the year as restated | | 39.0 | 10.8 | 0.1 | 0.2 |
| Exchange loss | | (0.4) | (0.5) | – | – |
| (Loss)/gain arising on the refinancing of joint ventures and associates | 11(b) | (0.6) | 0.1 | – | – |
| Actuarial gain/(loss) recognised in the defined benefit pension scheme | 25 | 10.1 | (124.8) | – | – |
| Deferred tax asset on pension deficit | 25 | 30.1 | – | – | – |
| Shareholder contribution | 19 | – | 5.2 | – | – |
| **Equity shareholders' funds at 31 March** | | **282.7** | **204.5** | **345.9** | **345.8** |

*Details of the prior year adjustment are set out in the accounting policies note.

# ACCOUNTING POLICIES

Except where otherwise stated the following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

**Basis of preparation**
The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

**Change in accounting policy**
The Group's turnover recognition policy has been changed during the year following the adoption of Application Note G to FRS5 (Reporting the substance of transactions) which was issued in November 2003. Under the Group's new policy, turnover from all fixed price contracts is recognised in proportion to the fair value of the work performed and includes attributable profit. This represents a change from the previous policy for fixed-price contracts with a duration of less than 12 months where turnover was recognised on achievement of substantive milestones and attributable profit was recognised on contract completion. The comparative figures in the primary statements and notes have been adjusted to reflect the new policy.

This change in accounting policy has resulted in an increase in the brought forward profits at 1 April 2002 of £1.2m, with an increase in the profits for the year ended 31 March 2003 of £0.8m. The adjustment to the balance sheet at 31 March 2003 is an increase of amounts recoverable on contracts of £22.6m with a decrease in work in progress of £20.6m.

**Basis of consolidation**
The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings up to 31 March 2004. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

On the acquisition of a business, or of an interest in a business, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets. Where material, adjustments are also made to bring accounting policies into line with those of the Group.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of associates and joint ventures is included in the consolidated profit and loss account and its interest in their net assets, together with any loans to the entity, is included in investments in the consolidated balance sheet.

Where an associate or joint venture has net liabilities full provision is made for the Group's share of liabilities even where there is no obligation to provide additional funding to the associate or joint venture.

As permitted by section 230(4) of the Companies Act 1985, a separate profit and loss account dealing with the results of the Company has not been presented.

**Turnover**
Turnover represents the fair value of work performed for customers (net of value added tax) including attributable profit and after adjusting for foreseeable losses.

**Profit recognition**
Profit on the supply of professional services on cost plus or time and materials contracts is recognised as the work is performed.

Profit on fixed-price contracts is recognised on a percentage of completion basis once the contract's ultimate outcome can be foreseen with reasonable certainty. The principal estimation method used by the Group in attributing profit on contracts to a particular accounting period is the preparation of forecasts on a contract by contract basis. These focus on the costs to complete and enable an assessment to be made of the final out-turn of each contract. Consistent contract review procedures are in place in respect of contract forecasting.

Losses on completion are recognised in full as soon as they are foreseen.

**Amounts recoverable on contracts**
Amounts recoverable on contracts are included in debtors and represent turnover recognised in excess of payments on account.

**Stocks and work in progress**
Stocks and work in progress are stated at the lower of cost and net realisable value.

**Goodwill and other intangible assets**
Purchased goodwill (representing the excess of the fair value of the consideration paid and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Other intangible assets are initially recorded at cost. Goodwill and other intangible assets are amortised to nil by equal annual instalments over their estimated useful lives (of up to 20 years). On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Any amortisation or impairment write-downs are charged to the profit and loss account as operating items.

**Investments**
In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less any impairment in value.

***Tangible fixed assets and depreciation***
Tangible fixed assets are stated at cost less depreciation. Freehold land is not depreciated. Other tangible fixed assets are depreciated on a straight line basis over their useful economic lives to their estimated residual value as follows:

| | |
|---|---|
| Freehold buildings | 20-25 years |
| Leasehold land and buildings | Over the unexpired term of the lease |
| Plant & machinery | 10 years |
| Fixtures & fittings | 5 years |
| Computers | 3 years |
| Motor vehicles | 3 years |

All software costs, whether purchased or developed internally, are written off to the profit and loss account as incurred.

Surplus properties are stated at the lower of net book value and open market value from the date on which a formal announcement of sale has been made. Prior to this date surplus properties are stated at cost and are depreciated on a straight line basis over the remainder of their useful economic lives as they remain in use in the business.

Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date. In the case of assets constructed by the Group, the value includes the cost of own work completed including directly attributed overheads but excluding interest.

**Foreign currencies**
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction unless designated forward foreign exchange contracts have been entered into in which case the rate specified in such contracts is used. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date unless hedged in which case the forward contract rate is used. Gains and losses on translation are included in the profit and loss account.

Assets and liabilities of overseas subsidiary and associated undertakings and joint ventures, including any related goodwill, are translated to sterling at the rate of exchange at the balance sheet date. The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated to sterling using the average rates of exchange during the period. Exchange adjustments arising from the re-translation of the opening net investment and the results for the period to the year end rate are taken directly to reserves and reported in the statement of total recognised gains and losses.

**Leased assets**
The Group currently holds no finance leases. Rentals payable under operating leases are charged to the profit and loss account evenly over the term of the lease.

**Post-retirement benefits**
The Group provides both defined contribution and defined benefit pension arrangements to existing employees.

Costs associated with the provision of defined benefit pension schemes are recognised in accordance with advice received from independent qualified actuaries. Costs associated with the provision of defined contribution schemes reflect the contributions payable by the Group in the period.

The balance sheet valuation of defined benefit schemes is calculated by independent, qualified actuaries in accordance with FRS17, and represents the market valuation of scheme assets at the balance sheet date, less the present value of long-term liabilities discounted at a rate determined by the market return on corporate bonds.

**Research and development expenditure**
Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and the related income are included in cost of sales and turnover respectively.

Internally funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. All other research and development costs are written off to the profit and loss account in the period in which they are incurred.

**Taxation**
The taxation charge is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided, without discounting, in respect of all timing differences that have arisen but not reversed by the balance sheet date. Deferred tax assets are only provided to the extent that they are regarded as recoverable.

# NOTES TO THE FINANCIAL STATEMENTS

## 1. Segmental analysis

### Classes of business

Year ended March 2004

| | | Profit on ordinary activities before taxation | | | | | |
|---|---|---|---|---|---|---|---|
| | Turnover £m | Before operating loss of joint ventures and associates, profit on disposal and interest £m | Operating loss of joint ventures and associates £m | Profit on disposal £m | Interest £m | Group total £m | Net assets £m |
| Integrated Services | 264.0 | 13.9 | (0.4) | – | – | 13.5 | (3.3) |
| Sensors & Electronics | 146.7 | 17.5 | (3.5) | – | – | 14.0 | 16.7 |
| Knowledge & Information Systems | 153.6 | 6.1 | (0.7) | – | – | 5.4 | 34.1 |
| Future Systems & Technology | 211.8 | 19.2 | – | – | – | 19.2 | 49.9 |
| Corporate and other | 20.1 | – | – | 7.4 | (11.9) | (4.5) | 181.9 |
| **Total** | **796.2** | **56.7** | **(4.6)** | **7.4** | **(11.9)** | **47.6** | **279.3** |
| Net cash | | | | | | | 2.4 |
| **Group total** | **796.2** | **56.7** | **(4.6)** | **7.4** | **(11.9)** | **47.6** | **281.7** |

Year ended March 2003

| | | Profit on ordinary activities before taxation | | | | | |
|---|---|---|---|---|---|---|---|
| | Turnover* £m | Before operating loss of joint ventures and associates, profit on disposal and exceptional items and interest £m | Operating loss of joint ventures and associates £m | Loss on disposal and exceptional items £m | Interest £m | Group total £m | Net assets £m |
| Integrated Services | 227.3 | 12.8 | – | – | – | 12.9 | 33.5 |
| Sensors & Electronics | 142.0 | 9.6 | (5.8) | – | – | 4.0 | 22.5 |
| Knowledge & Information Systems | 148.9 | 0.9 | (2.7) | (4.8) | – | (7.2) | 27.2 |
| Future Systems & Technology | 219.6 | 21.1 | – | (9.0) | – | 12.4 | 58.9 |
| Corporate and other | 37.9 | – | – | (7.0) | (5.1) | (12.1) | 186.3 |
| **Total** | **775.7** | **44.4** | **(8.5)** | **(20.8)** | **(5.1)** | **10.0** | **328.4** |
| Net debt | | | | | | | (128.1) |
| **Group total** | **775.7** | **44.4** | **(8.5)** | **(20.8)** | **(5.1)** | **10.0** | **200.3** |

*The prior year figures have been restated to be on a basis comparable with the current year.

### Geographic markets

The table below shows turnover for each geographic area in which customers are located:

| | 2004 £m | 2003 £m |
|---|---|---|
| United Kingdom | 741.2 | 731.4 |
| Continental Europe | 17.1 | 17.1 |
| North America | 16.6 | 17.4 |
| Rest of world | 21.3 | 9.8 |
| | **796.2** | **775.7** |

No segmental analysis is presented by origin as substantially all of the Group's business originates from within the UK.

**2. Operating profit**

Group operating profit is stated after charging:

| | 2004 £m | 2003 £m |
|---|---|---|
| Remuneration of the auditors including expenses: | | |
| audit fee – Group | 0.3 | 0.4 |
| non-audit fee – PPP Transaction | – | 2.9 |
| non-audit fee – taxation | 0.2 | 1.2 |
| non-audit fee – other services | 0.1 | 0.5 |
| Depreciation and other amounts written off tangible and intangible fixed assets: | | |
| depreciation of tangible fixed assets | 42.0 | 41.5 |
| impairment of owned assets | – | 9.0 |
| amortisation of intangible fixed assets | 0.2 | 0.2 |
| Operating lease rentals: | | |
| land and buildings | 9.8 | 3.8 |
| plant and machinery | 0.5 | 0.9 |
| Foreign exchange loss | 0.2 | – |

The Company audit fee was £5,000 (2003: £5,000).

**3. Exceptional operating income/(expense)**

The following exceptional items were included in the profit and loss account:

| | 2004 £m | 2003 £m |
|---|---|---|
| **a) Exceptional asset impairment** | | |
| Fixed asset impairment | – | (9.0) |
| Goodwill impairment | – | (4.8) |
| **Total** | **–** | **(13.8)** |

In the prior year there was a £9.0m fixed asset impairment to the carrying value of plant machinery and vehicles. In the prior year there was also a £4.8m charge relating to the impairment of goodwill arising on the acquisitions of Quintel Technology Limited, Quintel Group Limited and QinetiQ Survey and Surveillance Limited.

| | | |
|---|---|---|
| **b) Exceptional operating expenses** | **–** | **(5.5)** |

Exceptional operating expenses in the prior year related to restructuring costs incurred as part of the Public Private Partnership (PPP) Transaction. There was £0.8m of tax relief credited to the profit and loss account in respect of this item, with a total cash outflow of £5.5m

| | | |
|---|---|---|
| **c) Exceptional profit/(loss) on disposal of fixed assets** | **7.4** | **(1.5)** |

During the year the Group disposed of the Chertsey property for £48.5m, generating a profit on disposal of £4.1m. £7.8m of the Chertsey proceeds have been received, with the remaining £40.7m due in September 2005. This receivable is held as security against the MOD Aquila/Chertsey Loan Note (see note 17). A further £7.5m is receivable once certain contractual conditions have been satisfied. Additional consideration is due upon the purchaser obtaining additional planning consents, with the quantum dependent on the scope of consent achieved, and accordingly a reliable estimate cannot be made of the amount of future additional profits that will be recognised.

Additional profits on disposal have been recognised from the sale of other properties, including West Drayton, Aberporth and Bedford, generating cash proceeds of £2.8m. £0.5m of profit has been recognised from other fixed asset disposals.

No chargeable gain is expected to arise on the profit to date in respect of disposal of the Chertsey property due to differences between the accounting and tax base costs. The chargeable gains arising on the disposal of the other properties have been offset against brought forward tax losses in the Group.

# NOTES TO THE FINANCIAL STATEMENTS

## 4. Net interest payable and similar charges

| | | 2004 £m | | 2003 £m |
|---|---|---|---|---|
| Amounts receivable on bank deposits | | (5.7) | | (1.1) |
| Amounts payable on bank loans | 2.2 | | 2.1 | |
| Amounts payable on Aquila/Chertsey Loan Note | 2.0 | | – | |
| Amounts payable on other MOD loans | – | | 6.6 | |
| Amounts payable to parent undertaking | 7.2 | | 0.7 | |
| Share of joint ventures' and associates' interest | 0.1 | | 0.3 | |
| Interest payable | | 11.5 | | 9.7 |
| Net interest on pension scheme under FRS17: | | | | |
| Expected return on defined benefit scheme assets | (19.2) | | (23.7) | |
| Interest on defined benefit scheme liabilities | 25.3 | 6.1 | 20.2 | (3.5) |
| | | **11.9** | | **5.1** |

## 5. Taxation

### a) Analysis of charge in year

| | 2004 £m | 2003 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax at 30% | – | – |
| Overseas withholding tax | 1.5 | 0.7 |
| Overseas withholding tax in respect of previous periods | – | 0.3 |
| Share of joint ventures' and associates' tax credit | (0.3) | (0.1) |
| | **1.2** | **0.9** |
| Deferred tax (note 16) | 8.9 | 2.5 |
| **Tax on profit on ordinary activities** | **10.1** | **3.4** |

### b) Factors affecting tax charge in year

The Group has no UK corporation current tax charge in the year as explained below:

| | 2004 £m | 2003 £m |
|---|---|---|
| Profit before tax | 47.6 | 10.0 |
| Tax on ordinary activities at 30% | 14.3 | 3.0 |
| Effect of: | | |
| Expenses not deductible for tax purposes, tax relief and non-taxable items arising on consolidation | (7.5) | (6.6) |
| Capital allowances (in excess of)/less than depreciation | (2.8) | 11.0 |
| Utilisation of tax losses | (8.6) | (12.0) |
| Other timing differences | 2.5 | (1.5) |
| Unprovided tax losses of UK subsidiaries, joint ventures, associates and non-trade losses | 1.3 | 4.2 |
| Unprovided tax losses of overseas subsidiaries | 0.8 | 1.9 |
| **Current tax charge for the year** | – | – |

### c) Factors affecting future tax charges

It is anticipated that the Group will start incurring a current tax charge within the next two years as brought forward losses are now fully utilised. Research and development relief will continue to be a major contributory factor in reducing the future tax charge.

### 6. Employee information

The average number of persons employed by the Group (including Directors) during the year, analysed by class of business was:

| | 2004 Number | 2003 Number* |
|---|---|---|
| Integrated Services | 2,753 | 2,846 |
| Sensors & Electronics | 1,403 | 1,385 |
| Knowledge & Information Systems | 1,801 | 1,955 |
| Future Systems & Technology | 2,182 | 2,345 |
| Corporate and other | 759 | 853 |
| | **8,898** | **9,384** |

The aggregate payroll costs of these persons were:

| | £m | £m* |
|---|---|---|
| Wages and salaries | 280.1 | 273.2 |
| Social security costs | 25.0 | 22.7 |
| Other pension costs | 43.8 | 42.2 |
| | **348.9** | **338.1** |

*The prior year figures have been restated on a comparable basis with the current year.

### 7. Post-balance sheet events

On 28 April 2004 an Extraordinary General Meeting of QinetiQ Holdings Limited (QHL), the parent company of QinetiQ Group plc, approved the redemption of £75m of QHL's preference shares. This redemption together with payment of £8.9m of accrued dividend, will be made on 14 June 2004 by way of a new inter-company loan from the Group.

On 31 May 2004 the Group agreed to sell its 42.7% interest in pSiMedica Limited to its partner pSivida Limited for approximately £18.6m. This transaction is expected to complete in July 2004. The consideration will be settled by £1.7m in cash and £16.9m by way of the issue of 37.5m new pSivida Limited shares, representing 17.6% of its share capital. The Group has agreed to retain at least 19.76m of the pSivida shares for 12 months from completion.

On 2 June 2004 the Group exchanged contracts for the sale of the Pyestock North site for £54.0m. Completion of the sale is expected on 21 June 2004.

### 8. Acquisitions and disposals

On 5 June 2003 the Metrology unit of QinetiQ Limited was sold to a joint venture, ASAP Calibration Limited. At the time of the disposal the fair value of net assets totalled £990,000, including £450,000 of cash. QinetiQ Limited's consideration for this disposal was received through the issue of shares in the joint venture company resulting in the Group holding a 45% interest in ASAP Calibration Limited.

During the year, shareholder loans to Quintel Technology Limited (accounted for as a subsidiary through management control) have been repaid through the issue of new shares to existing shareholders. The net effect of this transaction is a reduction of the minority interest asset by £5m, reflecting the injection of additional capital by the minority shareholder. There was no effect on the profit and loss account.

# NOTES TO THE FINANCIAL STATEMENTS

### 9. Intangible fixed assets

| | Goodwill £m | Intellectual property rights £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 April 2003 | 5.7 | 0.2 | 5.9 |
| Additions | – | 0.3 | 0.3 |
| At 31 March 2004 | 5.7 | 0.5 | 6.2 |
| **Amortisation** | | | |
| At 1 April 2003 | 5.0 | – | 5.0 |
| Charge for the year | 0.2 | – | 0.2 |
| At 31 March 2004 | 5.2 | – | 5.2 |
| **Net book value** | | | |
| **At 31 March 2004** | **0.5** | **0.5** | **1.0** |
| At 31 March 2003 | 0.7 | 0.2 | 0.9 |

### 10. Tangible fixed assets

| | Land and buildings £m | Surplus properties £m | Plant, machinery and vehicles £m | Computers and office equipment £m | Assets under construction £m | Total £m |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| At 1 April 2003 | 373.0 | 93.7 | 106.6 | 18.3 | 6.3 | 597.9 |
| Additions | 0.1 | – | 0.7 | 1.3 | 12.3 | 14.4 |
| Disposals | (1.6) | (56.7) | (2.3) | (0.8) | (1.5) | (62.9) |
| Transfers | 1.7 | 0.1 | 5.4 | 0.6 | (7.8) | – |
| At 31 March 2004 | 373.2 | 37.1 | 110.4 | 19.4 | 9.3 | 549.4 |
| **Depreciation** | | | | | | |
| At 1 April 2003 | 20.2 | 21.1 | 45.4 | 7.2 | – | 93.9 |
| Charge for the year | 13.2 | 0.2 | 21.9 | 6.7 | – | 42.0 |
| Disposals | (0.6) | (11.5) | (1.9) | (0.7) | – | (14.7) |
| At 31 March 2004 | 32.8 | 9.8 | 65.4 | 13.2 | – | 121.2 |
| **Net book value** | | | | | | |
| **At 31 March 2004** | **340.4** | **27.3** | **45.0** | **6.2** | **9.3** | **428.2** |
| At 31 March 2003 | 352.8 | 72.6 | 61.2 | 11.1 | 6.3 | 504.0 |

Transfers of fixed assets shown above relate to assets constructed by the Group. These are initially recorded within assets under construction and, on commencement of use, transferred to the relevant asset category.

Under the terms of the Business Transfer Agreement with the MOD, certain restrictions have been placed on freehold land and buildings, surplus properties and certain plant and machinery related to them. These restrictions are detailed in note 23 'Relationship with related party'. Included within the net book value of land and buildings at 31 March 2004 is £0.9m (2003: £0.8m) of leasehold properties. The remainder of the properties are freehold.

11. Investments

| | Company 2004 £m | Company 2003 £m |
|---|---|---|
| **a) Subsidiary undertakings** | | |
| At 1 April | 206.0 | 103.9 |
| Additions | 1.6 | 102.1 |
| Disposals | (2.1) | – |
| **Net investment in subsidiary undertakings at 31 March** | **205.5** | **206.0** |

| | Joint Ventures £m | Associates £m | Group Total £m |
|---|---|---|---|
| **b) Fixed asset investments** | | | |
| At 1 April 2003 | (3.0) | (0.1) | (3.1) |
| Reclassified | (0.7) | 0.7 | – |
| Non-cash additions | – | 0.6 | 0.6 |
| Cash additions | 1.1 | 1.7 | 2.8 |
| Share of post-tax loss | (2.5) | (1.9) | (4.4) |
| Exchange variation | (0.3) | – | (0.3) |
| Change in value from refinancing (see note below) | – | (0.6) | (0.6) |
| Loan capitalisation | 4.4 | – | 4.4 |
| **Net book value at 31 March 2004** | **(1.0)** | **0.4** | **(0.6)** |

The net loss in refinancing of joint ventures and associates of £0.6m (2003: gain of £0.1m) has been taken to reserves through the statement of total recognised gains and losses. Gains and losses arise when the Group and/or its partners invest differing amounts of cash or other assets into the joint ventures and associates and, as a result of the increased investment, the share of the net assets owned by the Group changes in value.

12. Stocks and work in progress

| | Group 2004 £m | Group 2003 (restated) £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| Raw materials and consumables | 0.8 | 0.8 | – | – |
| Work in progress | 0.3 | 2.1 | – | – |
| | **1.1** | **2.9** | **–** | **–** |

# NOTES TO THE FINANCIAL STATEMENTS

## 13. Debtors

| | Group 2004 £m | Group 2003 (restated) £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| Trade debtors | 150.4 | 135.1 | – | – |
| Amounts recoverable under contracts | 61.7 | 88.8 | – | – |
| Amounts owed by Group undertakings | – | – | 140.9 | 140.5 |
| Other debtors | 48.4 | 12.8 | – | – |
| Prepayments | 13.8 | 13.0 | – | – |
| | **274.3** | **249.7** | **140.9** | **140.5** |

Within amounts recoverable under contracts is £11.8m (2003: £nil) due after one year, and within other debtors is an amount of £45.8m due after one year (2003: £10.9m).

## 14. Creditors: amounts falling due within one year

| | Note | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| Loan notes | | – | 0.1 | | 0.3 |
| Due to immediate parent undertaking | 17 | 95.2 | 152.2 | – | – |
| Payments received on account | | 83.3 | 65.1 | – | – |
| Trade creditors | | 17.7 | 16.8 | – | – |
| Taxation and social security | | 41.2 | 33.4 | 0.1 | – |
| Other creditors | | 15.9 | 1.6 | – | – |
| Accruals and deferred income | | 102.3 | 106.4 | – | – |
| | | **355.6** | **375.6** | **0.1** | **0.3** |

## 15. Creditors: amounts falling due after more than one year

| | Note | Group 2004 £m | Group 2003 £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|---|
| Bank loan | 17 | 10.8 | – | – | – |
| Aquila/Chertsey Loan Note | 17 | 45.9 | 50.1 | – | – |
| Other creditors | | 0.4 | 0.4 | 0.4 | 0.4 |
| | | **57.1** | **50.5** | **0.4** | **0.4** |

16. Provisions for liabilities and charges

| | Deferred taxation £m | Reorganisation £m | Other £m | Total £m |
|---|---|---|---|---|
| At 1 April 2003 | 18.7 | 16.4 | 20.1 | 55.2 |
| Utilised in year | – | (8.0) | (6.6) | (14.6) |
| Released in year | – | (1.7) | (5.2) | (6.9) |
| Created in year | 8.9 | 0.9 | 5.3 | 15.1 |
| **At 31 March 2004** | **27.6** | **7.6** | **13.6** | **48.8** |

Other provisions are comprised primarily of amounts payable with respect to certain, identified fixed assets, and settlements with respect to outstanding legal disputes, which are expected to fall due within one year.

**Analysis of deferred tax balance:**

| ***The amounts provided for deferred taxation are set out below:*** | Group 2004 £m | Group 2003 £m |
|---|---|---|
| Difference between accumulated depreciation, amortisation and capital allowances | 29.8 | 27.0 |
| Short-term timing differences | (2.2) | 0.3 |
| Tax losses | – | (8.6) |
| **Total deferred taxation liability provided** | **27.6** | **18.7** |

A deferred tax asset of £30.1m has been recognised in the year, which is offset directly against the pension fund deficit (note 25).

| **The amounts of deferred taxation not provided are set out below:** | Group 2004 £m | Group 2003 £m |
|---|---|---|
| On pension deficit under FRS17 | – | (43.1) |
| Tax losses | (11.2) | (9.1) |
| **Total deferred taxation asset not provided** | **(11.2)** | **(52.2)** |

The unprovided deferred tax asset is primarily in respect of the tax losses of overseas subsidiaries, joint ventures and associates which will be recovered in the event that there are sufficient relevant future taxable profits.

# NOTES TO THE FINANCIAL STATEMENTS

17. Financial instruments

The disclosures set out below exclude short-term debtors and creditors and deferred tax as permitted under FRS13. Additional information on funding within the ultimate parent undertaking is given in note 26.

**a) Maturity of financial liabilities (excluding loans from parent)**

| | 2004 £m | 2003 £m |
|---|---|---|
| Due in one year or less | – | 0.1 |
| Due in more than one year but not more than two years | 45.9 | 50.1 |
| Due in more than two years but not more than five years | 10.8 | – |
| | **56.7** | **50.2** |

**Aquila/Chertsey Loan Note**

A subsidiary company issued the Aquila/Chertsey Loan Note for £60m to the MOD on 28 February 2003. The note is repayable only from the proceeds of sale of the Aquila and Chertsey properties. During the year £4.2m was repaid to the MOD leaving a balance of £45.9m (2003: £50.1m). The loan note was interest-free to 30 June 2003 at which time interest began to be charged at rates relating to LIBOR. The loan note becomes interest free again on 28 August 2004.

Other loan notes issued by the Group totalling £0.1m were redeemed during the year. The loan notes carried interest at 5% per annum.

**b) Loan finance from parent undertaking**

The ultimate parent undertaking has drawn down term loan external financing on behalf of the Group (note 26). The Group owed £95.2m at 31 March 2004 (2003: £152.2m). Interest is charged on the loans at rates relating to LIBOR.

**c) Currency risk**

The majority of the Group's trading activities are located in the United Kingdom. Accordingly the majority of transactions are denominated in sterling and do not give rise to a foreign currency exposure. The Group uses forward currency contracts to hedge transactions in foreign currencies where the exposure exceeds a predefined limit. For these transactions in non-sterling currency, forward foreign currency contracts are used to hedge material exposures.

At 31 March 2004 cash at bank and in hand was predominantly in sterling. The Group held cash balances and deposits in other currencies of US$1.8m (2003: US$3.1m), €0.3m (2003: €0.7m) and Yen 4.7m (2003: Yen 36.3m). All borrowings were in sterling.

At 31 March 2004 there were hedge contracts to buy and sell US$ forward which came to a net $1.1m sold forward. Marking those contracts to market at forward rates applicable at 31 March 2004 or the contracted month of delivery gave an unrealised gain of £80,000 which will be recognised in the profit and loss account when the underlying physical transaction occurs – principally during the financial year to 31 March 2005. There were also hedge contracts in Euros and Singapore dollars at 31 March 2004, but the amounts involved were immaterial.

**d) Interest**

Interest charges on Group borrowings from the ultimate parent undertaking and on the Aquila/Chertsey Loan Note are at floating rates 1.5% above LIBOR. Interest rate swaps and collars have been transacted to fix the interest rate on borrowing with a weighted average life to expiry of 2.7 years and a weighted average interest rate of 5.6%.

**e) Fair value of financial assets and liabilities**

There is no significant difference between the fair value and the book value of cash at bank and fixed asset investments as at 31 March 2004 (2003: no significant difference).

**f) Other creditors due after more than one year**

Other creditors due after more than one year, which are not detailed in the above sections of this note, are recorded at monetary amount. The liabilities all exist in sterling and fair value is deemed to reflect their monetary value as recorded at the balance sheet date.

**g) Borrowing facilities**

Details of the facilities available to the Group are set out in note 26.

18. Share capital

| | Ordinary shares Number | Special share Number |
|---|---|---|
| **Number of shares authorised** | | |
| Shares of £1 each | **345,880,038** | **1** |
| **Number of shares allotted, called up and fully paid** | | |
| **At 31 March 2004 and 31 March 2003** | **345,830,039** | **1** |
| | **£m** | **£m** |
| **Value of shares allotted at 31 March 2004** | **345.8** | **–** |
| Value of shares allotted at 31 March 2003 | 345.8 | – |

Special share – the nature of the work performed by QinetiQ is of strategic interest to the defence of the United Kingdom. As a result H.M. Government, acting through the MOD, retains ownership of the Special Share. The Special Share gives certain rights to the holder:

a) to require QinetiQ to implement and maintain the Compliance System (as defined in the Articles of Association) so as to make effective at all times the Company's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

b) to refer matters to the Board or the Compliance Committee for its consideration in relation to the application of the Compliance Principles;

c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:
i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company contrary to the defence or security interests of the United Kingdom, or
ii) would not, or does not, ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

d) to require the Board to take any action (including but not limited to amending the Compliance Principles or Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interests of the United Kingdom;

e) to demand a poll at any of QinetiQ's meetings (even though it has no voting rights except those given to it as a Special Shareholder).

The Special Shareholder has an option to purchase defined Strategic Assets of the Company. The Special Shareholder has the right to purchase any defined Strategic Assets which the Company wishes to sell. Strategic Assets are normally testing and research facilities (see also note 23).

The Special Share may only be issued to, held by and transferred to H.M. Government (or as it directs). At any time the Special Shareholder may require QinetiQ to redeem the Special Share at par.

The Special Shareholder must give consent to a general meeting held on short notice.

# NOTES TO THE FINANCIAL STATEMENTS

## 19. Profit and loss account

| | Group 2004 £m | Group 2003 (restated) £m | Company 2004 £m | Company 2003 £m |
|---|---|---|---|---|
| At 1 April as reported | (143.3) | (33.3) | – | (0.2) |
| Prior year adjustments on adoption of amendment to FRS5* | 2.0 | 1.2 | – | – |
| **At 1 April as restated** | **(141.3)** | **(32.1)** | **–** | **(0.2)** |
| Profit/(loss) retained for the year | 39.0 | 10.8 | 0.1 | 0.2 |
| Shareholder contribution | – | 5.2 | – | – |
| Exchange loss | (0.4) | (0.5) | – | – |
| (Loss)/gain arising on the refinancing of joint ventures and associates | (0.6) | 0.1 | – | – |
| Deferred tax asset created against defined benefit pension scheme liability | 30.1 | – | – | – |
| Actuarial gain/(loss) recognised in the defined benefit pension scheme | 10.1 | (124.8) | – | – |
| **At 31 March** | **(63.1)** | **(141.3)** | **0.1** | **–** |
| Profit and loss reserve excluding defined benefit pension liability | 48.7 | 2.3 | 0.1 | – |
| Post 1 July 2001 actuarial losses recognised in the defined benefit pension scheme | (111.8) | (143.6) | – | – |
| **Profit and loss reserve including defined benefit pension liability** | **(63.1)** | **(141.3)** | **0.1** | **–** |

*Further details are set out in the accounting policies note.

## 20. Notes to the cash flow statement

### a) Reconciliation of operating profit to operating cash flows

| | 2004 £m | 2003 (restated) £m |
|---|---|---|
| Operating profit (restated) | 52.1 | 16.6 |
| Depreciation | 42.0 | 41.5 |
| Amortisation of intangibles | 0.2 | 0.2 |
| Share of loss in joint ventures and associates | 4.6 | 8.5 |
| Asset impairment write-downs | – | 13.8 |
| Decrease in stocks and work in progress | 1.6 | 1.6 |
| Decrease/(increase) in debtors | 16.4 | (59.2) |
| Increase/(decrease) in creditors | 37.6 | (17.2) |
| Net movement in provisions | (15.3) | (11.4) |
| **Net cash inflow/(outflow) from operating activities** | **139.2** | **(5.6)** |

### b) Returns on investments and servicing of finance

| | 2004 £m | 2003 (restated) £m |
|---|---|---|
| Interest received | 5.8 | 4.4 |
| Interest paid | (3.5) | (13.6) |
| Inter-company interest paid | (7.2) | – |
| | **(4.9)** | **(9.2)** |

### c) Capital expenditure and financial investment

| | 2004 £m | 2003 (restated) £m |
|---|---|---|
| Purchase of tangible fixed assets | (13.4) | (31.6) |
| Sale of tangible fixed assets | 14.2 | 12.1 |
| Cash investment in joint ventures and associates | (2.4) | (8.1) |
| | **(1.6)** | **(27.6)** |

20. Notes to the cash flow statement (continued)

**d) Acquisitions and disposals**

| | 2004 £m | 2003* (restated) £m |
|---|---|---|
| Net liabilities acquired excluding cash | – | (4.8) |
| Cash and cash equivalents (disposed)/acquired | (0.5) | 0.2 |
| | (0.5) | (4.6) |
| Goodwill on acquisition | – | 4.8 |
| Cash (outflow)/inflow | **(0.5)** | **0.2** |

**e) Financing**

| | 2004 £m | 2003 £m |
|---|---|---|
| Repayment of term loans | (4.2) | (130.0) |
| Repayment of other borrowings | (0.1) | – |
| New long-term loan | 10.8 | 60.0 |
| Loan finance from parent undertaking | – | 152.2 |
| Loan repayments to parent undertaking | (57.0) | – |
| Capital payments under finance leases | – | (0.6) |
| | **(50.5)** | **81.6** |

**21. Analysis of net cash/(debt)**

| | Note | 2003 £m | Cash flow £m | 2004 £m |
|---|---|---|---|---|
| Bank and cash | | 74.3 | 80.2 | 154.5 |
| Due within one year | | | | |
| Other borrowings | | (0.1) | 0.1 | – |
| Due after one year | | | | |
| Aquila/Chertsey Loan Note | 23 | (50.1) | 4.2 | (45.9) |
| Bank Loan | | – | (10.8) | (10.8) |
| Loan from parent undertaking | | (152.2) | 57.0 | (95.2) |
| **Total net cash/(debt)** | | **(128.1)** | **130.7** | **2.6** |

**22. Commitments**

a) Capital commitments at 31 March, for which no provision has been made, are:

| | 2004 £m | 2003 £m |
|---|---|---|
| Contracted | 6.4 | 1.0 |

b) Annual commitments under non-cancellable operating leases are:

| | Buildings 2004 £m | Other 2004 £m | Buildings 2003 £m | Other 2003 £m |
|---|---|---|---|---|
| Leases expiring within: | | | | |
| – one year | 2.0 | 0.6 | 1.8 | – |
| – one to two years | 0.3 | 0.3 | 0.4 | – |
| – two to five years | 0.5 | – | 0.3 | 0.5 |
| – over five years | 0.5 | – | 0.8 | – |
| | **3.3** | **0.9** | **3.3** | **0.5** |

c) The Group's share of capital commitments of joint ventures and associates as at 31 March 2004 was £nil (2003: £nil).

# NOTES TO THE FINANCIAL STATEMENTS

23. Relationship with related party
Detailed below are the agreements that have been entered into and the trading that has taken place with the MOD, and other HM Government related parties.

**Trading**
The MOD is a major customer of the Group. During the financial year sales of £643.7m (2003: £622.3m) were made to the MOD and at 31 March 2004 the MOD had an outstanding trade debtor balance of £102.9m (2003: £55.7m). The Group also purchased services of £14.9m (2003: £25.5m) from the MOD during the year and at the year end had an outstanding trade creditor of £0.8m (2003: £2.8m).

**Freehold land and buildings and surplus properties**
Under the terms of QinetiQ's acquisition of part of the business and certain assets of DERA from the MOD on 1 July 2001, the MOD retained certain rights in respect of the freehold land and buildings and surplus properties transferred. These are:

**a) Restrictions on transfer of title**
The property title deeds include a clause that prevents their transfer without the approval of the MOD.

**b) Property clawback agreement**
The MOD retains an interest in future profits on disposal, or revaluation following a 'trigger event'. A 'trigger event' includes the granting of planning permission for development and/or change of use, and the disposition of any of the acquired land and buildings. During the 12 years from 1 July 2001, following a 'trigger event', the MOD is entitled to clawback a proportion of the gain on each individual property transaction in excess of a 30% gain on a July 2001 professional valuation. The proportion of the excess gain due to the MOD is based on a sliding scale which reduces over time from 50% to 9%. The July 2001 valuation was approximately 16% greater in aggregate than the consideration paid for the land and buildings on 1 July 2001.

**Loans**
The Aquila/Chertsey Loan Note payable to the MOD is repayable only from the net proceeds of the disposal of the Chertsey and Aquila properties. At the year end the amount repayable on this loan was £45.9m (2003: £50.1m). This loan was non-interest bearing to 30 June 2003, with interest relating to LIBOR thereafter until 28 August 2004 when it will become non-interest bearing again.

**Compliance Regime**
Information on the Compliance Regime, set up on 1 July 2001, is included in the Report of the Directors.

**Strategic assets**
Under the Business Transfer Agreement with the MOD, the Group is not permitted without the written consent of the MOD, to:
a) dispose of or destroy all or any part of a strategic asset; or
b) voluntarily undertake any closure of, or cease to provide a strategic capability by means of, all or any part of a strategic asset.

The net book value of assets identified as being strategic assets as at 31 March 2004 was £28.7m (2003: £35.8m), the principal items being plant and machinery of £19.7m (2003: £26.8m) and vehicles £5.3m (2003: £8.3m).

**Long Term Partnering Agreement**
On 27 February 2003 the Group entered into a Long Term Partnering Agreement to provide the Test and Evaluation (T&E) facilities and training support services to the MOD. This is a 25-year contract with a total value of £5.6bn under which the Group is committed to providing the T&E services with increasing efficiencies through cost saving and innovative service delivery.

**24. Contingent liabilities**

The Company is party to bank facilities negotiated by the ultimate parent undertaking. Under the facilities all named borrowers, which includes the Company, cross guarantee all bank indebtedness. At 31 March there were gross borrowings, including guarantees under the facilities of £117.1m (2003: £166.1m).

Fellow subsidiary undertakings have given unsecured bank guarantees of £1m to a joint venture company.

The Group is aware of claims and potential claims by or on behalf of current and former employees, including former employees of the MOD and DERA and contractors, in respect of intellectual property, wrongful dismissal and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

**25. Post-retirement benefits**

**Introduction and background to FRS17**

The Group has elected to comply with Financial Reporting Standard 17 (Retirement Benefits). This standard requires the Group to include in the balance sheet the surplus or deficit on the scheme calculated as at the balance sheet date. It is, therefore, a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependent on factors which are beyond the control of the Group – principally the value at the balance sheet date of equity shares in which the scheme has invested and long-term interest rates which are used to discount future liabilities. The funding of the scheme is based on long-term trends and assumptions relating to market growth, as advised upon by qualified actuaries.

As part of the agreement of 28 February 2003 whereby QHL acquired the Group, the MOD gave an indemnity to QHL to pay to QHL, on the earlier of a flotation or sale or on 28 February 2008, a sum up to a maximum of £45m as a funding contribution to the pension scheme deficit. The discounted amount of £36.1m (2003: £34.2m) is included in the 31 March 2004 balance sheet of QHL as a long-term debtor.

**The QinetiQ Scheme**

In the UK the Group operates the QinetiQ Pension Scheme, a mixed benefit scheme. The Defined Benefit (DB) section of the scheme provides future service pension benefits to transferring Civil Service employees. All Group employees who were members, or eligible to be members, of the Principal Civil Service Pension Scheme or the UKAEA principal Non-Industrial Superannuation Scheme were invited to join the DB section of the scheme from 1 July 2001, together with all new employees who were previously members of schemes who are part of the Public Sector Transfer Club. The Defined Contribution (DC) section of the scheme was set up for all employees who were not eligible or did not wish to join the DB section of the scheme.

There were no outstanding or prepaid contributions at the balance sheet date (2003: £nil) for either the Defined Benefit or Defined Contribution sectors of the schemes.

**Defined Benefit Section**

The most recent full actuarial valuation of the DB scheme was undertaken as at 30 June 2002 and resulted in an actuarially assessed deficit of £29.0m. On the basis of the 30 June 2002 full valuation the Trustees and the Company agreed that the 17.5% employer contribution rate would continue and in addition a further £2.0m cash payment would be paid per annum until the next valuation, due in June 2005, to cover the past service deficit.

# NOTES TO THE FINANCIAL STATEMENTS

**25. Post-retirement benefits (continued)**

Set out below is a summary of the overall FRS17 defined benefit pension scheme liability. The liability calculated in accordance with FRS17 is £145.4m less a £30.1m deferred tax asset recognised in year against the deficit, and a £36.1m amount recoverable over one year in respect of an indemnity held by QHL.

| | 31 March 2004 £m | 31 March 2003 £m |
|---|---|---|
| FRS17 calculated liability | 145.4 | 147.1 |
| Deferred tax asset | (30.1) | – |
| **QinetiQ Group plc net** | **115.3** | **147.1** |
| MOD pension indemnity | (36.1) | (34.2) |
| **QHL net pension liability** | **79.2** | **112.9** |

**Assumptions**

The major assumptions used in the year end FRS17 valuation were:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Rate of increase in salaries | 4.30% | 4.30% | 4.30% |
| Rate of increase in pensions in payment | 2.90% | 2.70% | 2.90% |
| Rate of increase in pensions in deferment | 2.80% | 2.60% | 2.80% |
| Discount rate applied to scheme liabilities | 5.50% | 5.60% | 6.00% |
| Inflation assumption | 2.80% | 2.60% | 2.80% |

*The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long term, and in the case of the discount rate and the inflation rate measured by external market indicators.*

**Scheme assets**

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

| | Value at 2004 £m | Value at 2003 £m |
|---|---|---|
| Equities | 286.7 | 167.5 |
| Corporate bonds | 38.6 | 20.3 |
| Government bonds | 50.2 | 88.5 |
| Cash | 4.4 | 5.4 |
| **Total market value of assets** | **379.9** | **281.7** |
| Present value of scheme liabilities | (525.3) | (428.8) |
| Deferred taxation attributable to pension liability | 30.1 | – |
| **Deficit in the scheme – pension liability** | **(115.3)** | **(147.1)** |

Expected long-term rate of return:

| | 2004 | 2003 |
|---|---|---|
| Equities | 7.70% | 7.50% |
| Corporate bonds | 5.00% | 4.80% |
| Government bonds | 4.70% | 4.50% |
| Cash | 4.20% | 4.00% |
| **Weighted average** | **7.00%** | **6.20%** |

**25. Post-retirement benefits (continued)**

Movement in deficit during the year:

| | 2004 £m | 2003 £m |
|---|---|---|
| Deficit in scheme brought forward | (147.1) | (25.3) |
| Current service cost | (40.0) | (39.6) |
| Loss on curtailments | (5.3) | (2.7) |
| Contributions paid | 43.0 | 41.8 |
| Other finance (costs)/income | (6.1) | 3.5 |
| Actuarial gain/(loss) | 10.1 | (124.8) |
| Deferred tax | 30.1 | – |
| **Deficit in the scheme at 31 March** | **(115.3)** | **(147.1)** |

Pension costs charged in arriving at operating profit were:

| | 2004 £m | 2003 £m |
|---|---|---|
| **Current service cost** | **40.0** | **39.6** |

Analysis of amounts included in other finance (costs)/income:

| | 2004 £m | 2003 £m |
|---|---|---|
| Expected return on pension scheme assets | 19.2 | 23.7 |
| Interest on pension scheme liabilities | (25.3) | (20.2) |
| | **(6.1)** | **3.5** |

Analysis of amount recognised in statement of total recognised gains and losses:

| | 2004 £m | 2003 £m |
|---|---|---|
| Actual return less expected return on scheme assets | 42.0 | (96.8) |
| Experience losses arising on scheme liabilities | (8.4) | (17.9) |
| Changes in assumptions underlying the present value of scheme liabilities | (23.5) | (10.1) |
| **Actuarial gain/(loss) recognised in statement of total recognised gains and losses** | **10.1** | **(124.8)** |

History of experience gains and losses:

| | 2004 % | 2004 £m | 2003 % | 2003 £m | 2002 % | 2002 £m |
|---|---|---|---|---|---|---|
| Difference between the expected and actual return on scheme assets: | | | | | | |
| Amount | | 42.0 | | (96.8) | | 12.0 |
| Percentage of period end scheme assets | 11.1 | | (34.4) | | 4.1 | |
| Experience gains and losses on scheme liabilities: | | | | | | |
| Amount | | (8.4) | | (17.9) | | 4.6 |
| Percentage of period end present value of scheme liabilities | (1.6) | | (4.2) | | 1.5 | |
| Total amount recognised in statement of total recognised gains and losses: | | | | | | |
| Amount | | 10.1 | | (124.8) | | (18.8) |
| Percentage of period end present value of scheme liabilities | 1.9 | | (29.1) | | (6.0) | |

**Defined contribution section**

Payments to the DC section totalled £3.8m in the year ended 31 March 2004 (2003: £2.6m).

# NOTES TO THE FINANCIAL STATEMENTS

**26. Ultimate parent undertaking**

The ultimate parent undertaking of the Group is QinetiQ Holdings Limited (QHL). QHL holds certain bank financing arrangements, the surplus of drawings which are loaned to QinetiQ Limited. Of the banking facilities detailed below, Facility A is held by QHL with Facility B and Facility C held by QinetiQ Limited.

**Banking facilities of the enlarged Group**

At 31 March 2004, the following committed banking facilities were available to QHL and other specific group companies:

| | Total £m | Drawn £m | Undrawn £m | Facility expiry date |
|---|---|---|---|---|
| Tranche A – Bank Facility | 105.8 | 105.8 | – | 31 March 2008 |
| Tranche B – Bank Facility | 160.0 | 10.8 | 149.2 | 28 Feb. 2011 |
| Tranche C – Bank Facility | 130.0 | 0.5 | 129.5 | 28 Feb. 2011 |
| **Committed facilities March 2004** | **395.8** | **117.1** | **278.7** | |
| Committed facilities March 2003 | 455.1 | 166.2 | 288.9 | |

Tranche A bears interest at rates related to LIBOR. The facility is repayable in varying half-yearly instalments until maturity on 31 March 2008. The Company has made scheduled and voluntary payments during the year. The amount outstanding at 31 March 2004 was £105.8m (2003: £165m).

Tranche B is available to fund expenditure under the Long Term Partnering Agreement (note 23). Drawings bear interest at rates related to LIBOR. The facility will reduce in varying half-yearly instalments commencing in September 2008 until maturity on 28 February 2011. The amount outstanding at 31 March 2004 was £10.8m (2003: £nil).

Tranche C is available to finance the working capital requirements of the Group including guarantees and ancillary requirements. At 31 March 2004, the amount drawn against this facility was £0.5m (2003: £1.1m) by way of bank guarantees. The facility expires on 28 February 2011.

26. Ultimate parent undertaking (continued)

**Summarised consolidated balance sheet of QHL**

The summarised consolidated balance sheets of the enlarged Group at 31 March, which have been extracted from the audited accounts on which the auditors have issued an unqualified audit report, were as follows:

| | 2004 £m | 2003 (restated) £m |
|---|---|---|
| **Fixed assets** | | |
| Intangible fixed assets | (85.3) | (89.9) |
| Tangible fixed assets | 428.2 | 504.0 |
| Investment in associates | 0.4 | – |
| | **343.3** | **414.1** |
| Current assets | 466.1 | 362.9 |
| Creditors: amounts falling due within one year | (277.0) | (239.2) |
| **Net current assets** | **189.1** | **123.7** |
| **Total assets less current liabilities** | **532.4** | **537.8** |
| Creditors due after more than one year | (142.1) | (192.3) |
| Provisions for liabilities and charges | (48.8) | (55.2) |
| Provision for investments in joint ventures and associates | (1.0) | (3.1) |
| **Net assets excluding pension liabilities** | **340.5** | **287.2** |
| Total of defined benefit pension scheme net liabilities | (115.3) | (147.1) |
| **Net assets** | **225.2** | **140.1** |
| Equity share capital | 1.5 | 1.5 |
| Non-equity preference share capital | 112.5 | 112.5 |
| Share premium account | 11.4 | 11.4 |
| Profit and loss account | 100.8 | 18.9 |
| **Equity shareholders' funds** | **226.2** | **144.3** |
| Minority interest | (1.0) | (4.2) |
| **Capital employed** | **225.2** | **140.1** |

Net debt amounts to £3.6m, and is made up of:

| | 2004 £m | 2003 £m |
|---|---|---|
| Cash at bank and in hand | 154.6 | 74.3 |
| Short-term debt | (20.8) | (18.2) |
| Debt due after more than one year | (141.7) | (197.0) |
| Deferred financing costs | 4.3 | 7.7 |
| **Net debt** | **(3.6)** | **(133.2)** |

# NOTES TO THE FINANCIAL STATEMENTS

## 27. Investments

The principal subsidiary, associated undertakings and joint ventures at 31 March 2004, all of which are included in the consolidated financial statements, are shown below.

| Name of company | | Principal area of operation | Country of incorporation | Proportion of voting rights held(3) | Financial year end(1) | Nature of business |
|---|---|---|---|---|---|---|
| **Subsidiary undertakings** | | | | | | |
| QinetiQ Limited | (2) | Great Britain | England & Wales | 100% | | Research and development |
| cueSim Limited | (2) | Great Britain | England & Wales | 100% | | Research and development |
| QinetiQ Nanomaterials Limited | (2) | Great Britain | England & Wales | 100% | | Research and development |
| QinetiQ Survey and Surveillance Limited | | Great Britain | England & Wales | 100% | | Research and development |
| Quintel Technology Limited | (4) | Great Britain | England & Wales | 50.0% | | Research and development |
| Motionbase (Holdings) Limited | (2) | Great Britain | England & Wales | 100% | | Holding company |
| QinetiQ Ventures Limited | (2) | Great Britain | England & Wales | 100% | | Holding company |
| QinetiQ Overseas Holdings Limited | (2) | Great Britain | England & Wales | 100% | | Holding company |
| QinetiQ Investments Limited | | Great Britain | England & Wales | 100% | | Holding company |
| Precis (2188) Limited | | Great Britain | England & Wales | 100% | | Holding company |
| QinetiQ Estates Limited | | Great Britain | England & Wales | 100% | | Holding company |
| Trusted Experts Limited | | Great Britain | England & Wales | 100% | | Resource management |
| Precis (2187) Limited | | Great Britain | England & Wales | 100% | | Property holding company |
| QinetiQ Insurance PCC Limited | (2) | Great Britain | Guernsey | 100% | | Insurance |
| Science Enterprises Inc. | | USA | USA | 100% | 31 Dec. | Holding company |
| QinetiQ North America Inc. | | USA | USA | 100% | | Holding company |
| QinetiQ Trusted Information Management, Inc. | | USA | USA | 100% | | Information systems security |
| QinetiQ Inc. | | USA | USA | 100% | | Research and development |
| QinetiQ Technology Extension Corporation | | USA | USA | 100% | | Research and development |
| QinetiQ Philippines Company Inc. | | Philippines | Philippines | 100% | | Research |
| **Joint ventures and associates** | | | | | | |
| ZBD Displays Limited | | Great Britain | England & Wales | 32% | 31 July | Research and development |
| Holographic Imaging LLC | | USA | USA | 50% | 31 Dec | Research and development |
| 20/20 Speech Limited | | Great Britain | England & Wales | 50% | 30 June | Research and development |
| pSiMedica Limited | | Great Britain | England & Wales | 42.7% | | Research and development |
| QS4 Group Limited | (5) | Great Britain | England & Wales | 50.0% | 31 Dec | Holding company |
| QS4 Limited | (6) | Great Britain | England & Wales | 50.0% | | Research and development |
| ASAP Calibration Limited | | Great Britain | England & Wales | 45.0% | | Calibration and Engineering |

(1) Accounting reference date is 31 March unless otherwise stated.
(2) Shares held directly by QinetiQ Group plc.
(3) Percentage of ordinary share capital unless otherwise stated.
(4) Disclosed as a subsidiary due to management control.
(5) Change of name during the year from Quintel Group Limited.
(6) Change of name during the year from Quintel S4 Limited, owned by QS4 Group Limited.

Where the financial year of the entity is different to 31 March, the management accounts of that entity as at that date have been used for the purposes of the consolidation.

Customer Contact Team
**QinetiQ**
Cody Technology Park
Ively Road, Farnborough
Hampshire GU14 0LX
United Kingdom
Tel: +44 (0) 8700 100942
www.QinetiQ.com

QinetiQ



QinetiQ/CM/MS/PUB040021

Company Registration Number 4154556

**Registered Office:**
85 Buckingham Gate,
London SW1E 6PD

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